Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ZUORA, INC.,

LASER ACQUISITION SUB CORP.,

LEEYO SOFTWARE, INC.

AND

DOUG SKEEN, AS INDEMNIFYING PARTIES’ AGENT

MAY 9, 2017

***	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however, that Zuora, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 as amended, for any schedule or exhibit so furnished.

ARTICLE I THE MERGER		2
1.1	Certain Definitions	2
1.2	The Merger	10
1.3	Closing	10
1.4	Closing Deliveries	10
1.5	Effective Time	12
1.6	Effect of the Merger	12
1.7	Certificate of Incorporation and Bylaws	12
1.8	Directors and Officers	12
1.9	Effect on Company Capital Stock and Company Options	13
1.10	Payment and Exchange Procedures	15
1.11	Tax Consequences	17
1.12	Exemption from Registration	17
1.13	Withholding Rights	18
1.14	Taking of Necessary Action; Further Action	18
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND ITS SUBSIDIARIES		18
2.1	Organization, Good Standing, Corporate Power and Qualification	18
2.2	Capitalization	19
2.3	Subsidiaries	20
2.4	Due Authorization; Noncontravention	20
2.5	Governmental Consents	21
2.6	Litigation	21
2.7	Restrictions on Business Activities	22
2.8	Intellectual Property	22
2.9	Confidential Information and Privacy	26
2.10	Compliance with Law; Permits	27
2.11	Title to Property and Assets	27
2.12	Company Financial Statements	27
2.13	Changes	28
2.14	No Finder’s Fees; Transaction Expenses	29
2.15	Insurance	29
2.16	Tax Returns and Payments	29
2.17	Material Agreements	31
2.18	Certificate; Bylaws; Minute Books; Books and Records	33
2.19	Employee Matters	33
2.20	Environmental and Safety Laws	35
2.21	Anti-Corruption Law	36
2.22	Customers	36
2.23	Executive Officers	36
2.24	Non-Reliance on Acquiror Estimates, Projections, Forecasts, and Business Plans	36
2.25	Disclaimer of Other Representations and Warranties	37
ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		37
3.1	Organization and Standing	37
3.2	Capitalization	37
3.3	Due Authorization; Noncontravention	38
3.4	Valid Issuance	38
3.5	Governmental Consents	38
3.6	Prior Sub Operations	39
3.7	Information Statement; Stockholder Notice	39
3.8	Cash Resources	39
3.9	Acquiror Financial Statements	39

i

3.10	Litigation	39
3.11	Non-Reliance on Company Estimates, Projections, Forecasts, and Business Plans	39
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		40
4.1	Conduct of the Business; Notices	40
4.2	Restrictions on Conduct of the Business	41
ARTICLE V ADDITIONAL AGREEMENTS		44
5.1	Board Recommendation, Stockholder Approval and Stockholder Notice	44
5.2	No Solicitation	45
5.3	Confidentiality; Public Disclosure	46
5.4	Reasonable Best Efforts	47
5.5	Third-Party Consents; Notices	47
5.6	Litigation	48
5.7	Access to Information	48
5.8	Spreadsheet	49
5.9	Expenses	49
5.10	Employees	49
5.11	Termination of Benefit Plans	50
5.12	Acquiror RSUs	50
5.13	Certain Closing Certificates and Documents	50
5.14	Tax Matters	50
5.15	Indemnification of Company Directors and Officers	52
5.16	280G Stockholder Approval	52
ARTICLE VI CONDITIONS TO THE MERGER		53
6.1	Conditions to Obligations of Each Party to Effect the Merger	53
6.2	Additional Conditions to Obligations of the Company	53
6.3	Additional Conditions to the Obligations of Acquiror	54
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		55
7.1	Termination	55
7.2	Effect of Termination	56
7.3	Amendment	56
7.4	Extension; Waiver	57
ARTICLE VIII ESCROW FUND AND INDEMNIFICATION		57
8.1	Escrow Fund	57
8.2	Indemnification	57
8.3	Indemnifiable Damage Threshold; Other Limitations	58
8.4	Priority; Limitations; Valuation of Stock Escrow	60
8.5	Period for Claims; Other Limitations	60
8.6	Claims	61
8.7	Resolution of Objections to Claims	61
8.8	Indemnifying Parties’ Agent	62
8.9	Third-Party Claims	64
8.10	Sole and Exclusive Remedy	64
ARTICLE IX GENERAL PROVISIONS		65
9.1	Survival of Representations and Warranties and Covenants	65
9.2	Notices	65
9.3	Interpretation	66
9.4	Counterparts	66
9.5	Entire Agreement; Nonassignability; Parties in Interest	67
9.6	Assignment	67
9.7	Severability	67
9.8	Remedies Cumulative	67

9.9	Governing Law	67
9.10	Rules of Construction	68
9.11	WAIVER OF JURY TRIAL	69
9.12	Attorney-Client Privilege	69

EXHIBITS AND SCHEDULES

EXHIBITS
Exhibit A	-	Form of Stockholder Agreement
Exhibit B	-	Form of Company Stockholder Consent
Exhibit C-1	-	Terms and Conditions of Acquiror Restricted Shares
Exhibit C-2	-	Terms and Conditions of Acquiror RSUs
Exhibit D	-	Certificate of Merger
Exhibit E	-	Form of Escrow Agreement
Exhibit F	-	Form of FIRPTA Notice
Exhibit G	-	Form of FIRPTA Notification Letter
Exhibit H	-	Form of Stock Restriction Agreement
Exhibit I	-	Form of Investment Representation Letter
Exhibit J	-	Form of Vested Option Cancellation Agreement

SCHEDULES

Schedule 1.0	Key Employees
Schedule 2	Contractors
Schedule 5.5(e)	Domain Names
Schedule 5.5(f)	Trademarks
Schedule 5.12(a)	Equity Bonus Grants
Schedule 5.12(b)	Retention Equity Grants

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 10, 2017 (the “Agreement Date”), by and among Zuora, Inc., a Delaware corporation (“Acquiror”), Laser Acquisition Sub Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), Leeyo Software, Inc., a Delaware corporation (the “Company”) and Doug Skeen in his capacity as Indemnifying Parties’ Agent.

RECITALS

A. The Board of Directors of each of the Company, Merger Sub, and Acquiror have determined that it would be advisable and in the best interests of their respective companies and the security holders of their respective companies that (i) Merger Sub merge with and into the Company in a statutory reverse-triangular merger (the “Merger”), with the Company to survive the Merger, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

B. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, holders of (i) at least 95% of the outstanding Company Capital Stock, and (ii) at least 50% of the outstanding Company Common Stock (the “Requisite Stockholders”) have delivered a stockholder agreement in substantially the form attached hereto as Exhibit A (the “Stockholder Agreement”), and immediately following the execution of this Agreement, will deliver a written consent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Consent”), which, among other things, approves the Merger and adopts this Agreement.

C. Pursuant to the Merger, among other things, the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive cash and shares of Acquiror Common Stock, and all Company Options shall be, or shall have been, cancelled, as set forth in Section 1.9(c) herein.

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain of the employees of the Company (or its Subsidiaries) set forth on Schedule 1.0 (the “Key Employees”) are executing offer letters with Acquiror (each an “Offer Letter”).

E. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, Jagan Reddy and Karthik Ramamoorthy are entering into non-competition agreements with Acquiror (each a “Non-Competition Agreement”).

I. The Company, Merger Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to nearest tenth.

“Acquiror Common Stock” means the common stock of Acquiror, par value of $0.0001 per share.

“Acquiror Restricted Shares” means restricted stock of Acquiror, the terms and conditions of which are set forth on Exhibit C-1.

“Acquiror RSUs” means restricted stock units of Acquiror, the terms and conditions of which are set forth on Exhibit C-2.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Persons of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Persons beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other transactions contemplated by this Agreement.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Legal Requirement that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Exceptions” mean (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Business” means the design, research, development, manufacture, operation, production, marketing, sale, servicing, or the provision of any product or service that relates to financial software and solutions for revenue cycle and/or billing automation, including revenue recognition calculation and automation, analytics, forecasting, reporting and management as well as commission expense allocation. For clarity, the term “including” is meant to indicate a subset of activities relating to financial software and solutions for revenue cycle and/or billing automation.

“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in San Francisco, California.

“Cash Amount” means $30,000,000, plus (A) the amount, if any, by which Net Working Capital as of immediately prior to the Closing is greater than $1,221,000, minus (B) the amount, if any, by which Net Working Capital as of immediately prior to the Closing is less than $1,221,000, minus (C) the Cash Liquidation Preference Amount, minus (D) all Company Debt as of immediately prior to the Closing Date, plus (E) Company Cash as of immediately prior to the Closing Date, minus (F) the Expense Fund, minus (G) the Transaction Expenses, minus (H) the Option Cancellation Amount.

“Cash Escrow” means $3,000,000 in cash.

“Cash Liquidation Preference Amount” means $4,950,000.

“Cash Per Share Amount” means the quotient obtained by dividing (A) the Cash Amount by (B) the number of shares of Company Capital Stock.

“Cash Per Share Liquidation Preference Amount” means the quotient obtained by dividing (A) the Cash Liquidation Preference Amount by (B) the number of shares of Company Series A Preferred Stock.

“Cash Pro Rata Share” means for each Company Indemnifying Party, the quotient, as set forth as a percentage in the Spreadsheet, obtained by dividing (A) for each such Company Indemnifying Party, the amount of cash payable to such Company Indemnifying Party pursuant to Section 1.9(a)-(b), by (B) the aggregate amount of cash payable to all Company Indemnifying Parties pursuant to Section 1.9(a)-(b).

“CCC” means the California Corporations Code.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Board” shall mean the board of directors of the Company.

“Company Capital Stock” means all shares of Company Common Stock and Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Company Cash” means the aggregate amount of all cash and cash equivalents of the Company and its Subsidiaries calculated in accordance with GAAP, net of (i) any outstanding checks, wires, and bank overdrafts of the Company or its Subsidiaries and (ii) any restricted cash, including amounts subject to restrictions or limitations on use, amounts held in escrow, or amounts in excess of US$200,000 held in non-U.S. countries.

“ Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Net Working Capital (including (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each category of asset included in the Company’s consolidated current assets, (C) an itemized list of each category of liability of the Company’s consolidated total current liabilities), (ii) any Transaction Expenses that are incurred but unpaid, (D) Company Cash and (E) Company Debt and (iii) any amounts payable to the Company (whether for accounts receivable or otherwise) by Avaya, Inc (the “Avaya Receivables”).

“Company Common Stock” means all shares of Common Stock, par value of $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time.

“Company Debt” means indebtedness of the Company and its Subsidiaries for money borrowed, including any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased by the Company (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by this Agreement or in connection with any lender consent and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties.

“Company Option Plan” means the Company’s 2012 Equity Incentive Plan, as amended.

“Company Optionholders” means the holders of Company Options.

“Company Options” means options (other than warrants) to purchase shares of Company Common Stock.

“Company Securityholders” means, collectively, the Company Stockholders and the Company Optionholders.

“Company Series A Preferred Stock” means all shares of the Company’s Series A Preferred Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time.

“Company Stockholders” means the holders of Company Capital Stock.

“Confidentiality Agreement” means, collectively, the obligations with respect to confidentiality as set forth in that certain Mutual Non-Disclosure Agreement between the parties and dated September 29, 2016 and that certain Exclusivity Agreement between the parties and dated April 4, 2017, as amended.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date.

“Data Protection Legislation” means all Legal Requirements concerning the protection and/or processing of Personal Data including but not limited to the EC Data Protection Directive (Directive 95/46/EC) and all applicable member state implementing legislation, and “processing”, “data controller” and “data subject” shall have the meanings given in such Directive.

“Deemed Stock Value” means $4.13 per share of Acquiror Common Stock, as may be adjusted from time to time pursuant to Section 1.9(j). Such Deemed Stock Value is solely for purposes of determining Acquiror’s rights to indemnification under this Agreement, and shall not be treated by any of the parties as reflecting the fair market value of the Acquiror Common Stock for any Tax purposes.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected in accordance with Delaware Law or the CCC in connection with the Merger.

“Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature.

“Equity Bonus Grants” means 448,940 Acquiror RSUs.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrowed Consideration” means the Cash Escrow and the Stock Escrow.

“ Fraud” means fraud involving a knowing and intentional misrepresentation of a fact, or concealment of a fact, made or concealed with the intent to deceive (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under Delaware law.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Holdback Amount” means $14,450,250 in cash; provided, that the Holdback Amount shall be increased to reflect any amounts actually paid to the Company by Avaya, Inc. in satisfaction of its obligations to pay the Avaya Receivables following the Closing Date and prior to release of the Holdback Amount pursuant to Section 1.10.

“Holdback Pro Rata Share” means for each Company Stockholder and each holder of Vested Company Options, the quotient, as set forth as a percentage in the Spreadsheet, obtained by dividing (A) for each such holder, the amount of cash payable to such holder pursuant to Section 1.9(a)-(c) by (B) the aggregate amount of cash payable to all Company Stockholders and all holders of Vested Company Options pursuant to Section 1.9(a)-(c).

“knowledge” means, (a) in the case of the Company, the actual knowledge or deemed knowledge (as described immediately below) of Jagan Reddy, Karthik Ramamoorthy, David Tauber and Michael Compton (collectively referred to herein as the “Company Representatives”). Any Person will have “deemed knowledge” of a particular fact, circumstance, event or other matter in question if knowledge of such fact, circumstance, event or other matter in question would be obtained from reasonable inquiries of such Company Representative’s books, records, and email accounts, or from reasonable inquiries of the employees of the Company who are reasonably likely to have knowledge of such fact, circumstance, event or other matter in question, and (b) in the case of Acquiror, the actual knowledge or deemed knowledge of Tien Tzou, Tyler Sloat or Jennifer Pileggi.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary or to any of their respective assets, properties or businesses.

“Management Bonuses” means those certain bonuses, the aggregate value of which shall not exceed $2,452,865, paid or payable by the Company pursuant to the management bonus plan adopted by the Company in connection with this Agreement and the transactions contemplated hereby (the “Management Bonus Plan”).

“Management Bonus Holdback” means $549,750.00.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “ Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or is reasonably likely to, be or become, materially adverse in relation to the financial condition, assets (including intangible assets) (taken as a whole), or liabilities (taken as a whole) or capitalization of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors); (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors); (C) changes in GAAP or any Legal Requirements after the date hereof (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors); (D) any act of terrorism, war, calamity or act of God (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors); (E) any failure, in and of itself, of the Company and its Subsidiaries to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect); (F) any action taken or failed to be taken pursuant to or in accordance with the requirements this Agreement or at the written request of, or consented to in writing by, the Acquiror, in the case of an Effect on the Company, or the Company, in the case of an Effect on Acquiror; or (G) the execution or delivery of this Agreement, or the public announcement or other publicity with respect to this Agreement and the transactions contemplated hereby.

“Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet, if and to the extent in accordance with GAAP) less (ii) Company’s consolidated total current liabilities as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet, if and to the extent in accordance with GAAP), including as liabilities (without duplication) the Special Wages Amount. For purposes of calculating Net Working Capital, (I) the Company’s consolidated total current liabilities (a) shall not include (i) any Company Debt (whether or not such Company Debt would be treated as a current liability under GAAP), (ii) any Transaction Expenses, (iii) any deferred revenue and (b) shall include all liabilities for Pre-Closing Taxes (whether or not then due and payable and excluding deferred Tax liabilities), and (II) the Company’s consolidated total current assets shall not include Company Cash, any amounts payable to the Company (whether for accounts receivable or otherwise) by Avaya, Inc., cash held in non-U.S. countries, or deferred tax assets.

“Ordinary Contracts” means commercial agreements entered into in the ordinary course of business, the principal purpose of which is unrelated to Tax.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that identifies a natural person, or is otherwise considered personally identifiable information or personal data under applicable law, whether from that information alone or from a combination of that information with any other information which is in the possession of the Company or its Subsidiaries.

“Pre-Closing Taxes” means any Taxes of the Company or its Subsidiary for a Pre-Closing Tax Period and any Transaction-Related Employer Taxes.

“Pre-Closing Tax Period” means any Taxable period ending on or prior to the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Retention Equity Grants” means the grant of an aggregate of 1,160,500 Acquiror RSUs and 1,260,807 Acquiror Restricted Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Wages Amount” means, without duplication (i) the amount of any wage, bonus, commission, vacation pay, accrued overtime or other employment-related benefit of the Company that is unpaid as of the Closing, (ii) (A) the maximum amount arising from any performance-based compensation arrangement (including under any commission plans or policies) which is unpaid and in effect as of Closing and for which amounts may become due or owing promptly following the Closing in respect of performance or achievements occurring on or prior to Closing and (B) any costs to terminate such performance-based compensation arrangements as of the Closing, (iii) any severance cost for service providers who will not continue in service after the Closing, and (iv) any employment, payroll Taxes or other Taxes arising in connection with the Closing under (i) through (iii) of the definition or any other payment required pursuant to, or arising as a result of, this Agreement or the transactions contemplated by this Agreement, whether or not such liabilities for Taxes would be then due and payable or accrued under GAAP.

“ Stock Amount” means the aggregate of (A) 7,263,923 shares of Acquiror Common Stock, minus (B) the Equity Bonus Grants minus (C) the Stock Liquidation Preference Amount.

“Stock Escrow” means 726,393 shares of Acquiror Common Stock.

“Stock Liquidation Preference Amount” means 1,198,547 shares of Acquiror Common Stock.

“Stock Per Share Amount” means the quotient obtained by dividing (A) Stock Amount by (B) the number of shares of Company Capital Stock.

“Stock Per Share Liquidation Preference Amount” means the quotient obtained by dividing (A) the Stock Liquidation Preference Amount by (B) the number of shares of Company Series A Preferred Stock.

“Stock Pro Rata Share” means for each Company Indemnifying Party, the quotient, as set forth as a percentage in the Spreadsheet, obtained by dividing (A) the number of shares of Acquiror Common Stock payable to such Company Indemnifying Party pursuant to Section 1.9(a)-(b) by (B) the aggregate amount of Acquiror Common Stock payable to all Company Indemnifying Parties pursuant to Section 1.9(a)-(b).

“Straddle Period” means any Taxable period that includes (but does not end on) the Closing Date. For purposes of this Agreement, in the case of any Straddle Period, (A) the amount of any Taxes, measured by income, gross receipts, payments, sales, or payroll of the Company for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (B) the amount of other Taxes of the Company for the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such other Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on Closing Date and the denominator of which is the number of days in such Straddle Period. For the avoidance of doubt, any Taxes of the Company and its Subsidiaries that have been paid or otherwise remitted to the applicable Tax Authority before the Closing Date by the Company, its Subsidiaries, or the Company Securityholders, as the case may be, with respect to any Straddle Period shall be taken into account in determining the liability for Taxes of the Company for the Pre-Closing Tax Period.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interest representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (B) any liability for the payment of any amount of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidate, combined, unitary or aggregate group for any Taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Persons.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“ Transaction-Related Employer Payroll Taxes” means the employer portion of payroll Taxes associated with any compensatory payments (including but not limited to any payments in respect of Vested Company Options and any portion of the Management Bonus) to be paid promptly following the Closing Date.

“Transaction Expenses” means all third-party fees and expenses outstanding as of the Effective Time by the Company in connection with the potential sale of the Company, the Merger, this Agreement and the transactions contemplated hereby, whether or not billed or accrued and whether or not subject to any contingencies (including the Tail Insurance Coverage, the Management Bonuses, any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers and brokers of the Company and any such fees incurred by Company Stockholders or Company employees if paid or to be paid for by the Company; provided, however, the Management Bonus portion of Transaction Expenses will be credited by the value of the Management Bonus Holdback.

“Total Acquiror Equity” means the Stock Amount plus the Stock Liquidation Preference Amount.

“Total Cash” means the Cash Amount plus the Cash Liquidation Preference Amount plus the Option Cancellation Amount.

“Unaccredited Investor” means any Person that is not an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

“Unvested Company Options” means Company Options that are outstanding and unvested as of immediately prior to the Closing Date.

“Vested Company Options” means Company Options that are outstanding and vested as of immediately prior to the Closing Date.

“Willful Breach” means a breach of this Agreement that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such action would be a breach of this Agreement.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

1.2 The Merger. At the Effective Time (as such term is defined in Section 1.5), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”) and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly-owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree, at (i) 10:00 a.m. local time on a date to be agreed by Acquiror and the Company, which date shall be no later than the fifth Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Acquiror and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

1.4 Closing Deliveries.

(a) Acquiror Deliveries. At or prior to the Closing, Acquiror shall deliver:

(i) to the Company, (A) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied; and (B) a counterpart to the Escrow and Paying Agent Agreement, in substantially the form attached hereto as Exhibit E (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquiror and the Escrow Agent; and

(ii) to the Paying Agent, the Preferred Closing Consideration and the Common Closing Consideration.

(b) The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly authorized officer of the Company to the effect that each of the conditions set forth in Section 6.3(a) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) certificate of incorporation, (B) bylaws, (C) board resolutions approving the Merger and adopting this Agreement, and (D) stockholder resolutions and the Company Stockholder Consents from the Requisite Stockholders approving the Merger and adopting this Agreement;

(iii) evidence reasonably satisfactory to Acquiror of (A) the resignation of each of the directors and each of the officers of the Company and of each Subsidiary in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company and of each such Subsidiary, effective no later than immediately prior to the Effective Time, and (B) the appointment of new officers and directors of the Company and of each Subsidiary which appointments are to become effective at the Effective Time;

(iv) a certificate from the Secretary of State of the State of Delaware and the State of California dated within five (5) days prior to the Closing Date, and certifying that the Company is in good standing;

(v) the Company Closing Financial Certificate;

(vi) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit F, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit G, dated as of the Closing Date and executed by the Company;

(vii) evidence satisfactory to Acquiror of the termination of service with the Company of each Designated Employee and each independent contractor (other than those listed on Schedule 2), consultant and/or advisory board member of the Company;

(viii) copies of executed Offer Letters contemplated by Section 6.3(h)(ii);

(ix) evidence of inventor assignments in favor of the Company for all inventors named in U.S. Patent Application No. 15/003,593, recorded with the USPTO in a form reasonably acceptable to Acquiror;

(x) a contractor agreement executed by each of the Company contractors set forth on Schedule 2 (the “Specified Contractors”);

(xi) a counterpart to the Non-Competition Agreements, executed by each of the Key Employees;

(xii) a stock restriction agreement in the form attached hereto as Exhibit H (“Stock Restriction Agreement”) executed by each Company Stockholder who is also a Continuing Employee;

(xiii) an investment representation letter in the form attached hereto as Exhibit I (the “Investment Representation Letter”), executed by each holder of Company Capital Stock;

(xiv) a counterpart to the Escrow Agreement, executed by the Company and the Indemnifying Parties’ Agent;

(xv) the Spreadsheet completed to include all of the information specified in Section 5.8 and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete;

(xvi) a Parachute Payment Waiver, (“Parachute Payment Waiver”), from each Person who the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits, options and stock to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained;

(xvii) the Company shall have solicited a Company Stockholder approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder; and

(xviii) Acquiror shall have received from each third party who is owed Transaction Expenses a written instrument executed by each such party and setting forth the bill for aggregate unpaid fees and expenses incurred by the Company as of the Closing, as well as applicable wiring instructions.

1.5 Effective Time. At the Closing, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquiror and the Company in writing (and set forth in the Certificate of Merger) being referred to herein as the “Effective Time”).

1.6 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Company, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Company.

1.7 Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law, and (ii) the bylaws of the Company shall be amended in their entirety to read as the bylaws of Merger Sub, until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Company and such bylaws.

1.8 Directors and Officers. At the Effective Time, (i) the members of the board of directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Company Board immediately after the Effective Time until their respective successors are duly elected or appointed and qualified, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Company immediately after the Effective Time until their respective successors are duly appointed. At the Effective Time, Acquiror shall appoint the directors and officers to the Company’s India Subsidiary.

1.9 Effect on Company Capital Stock and Company Options.

(a) Company Series A Preferred Stock. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time and held by Company Stockholders (other than holders of Dissenting Shares) (the “Series A Holders”), will be, by virtue of the Merger, canceled, extinguished and converted into the right to receive: (i) an amount payable in cash equal to the Cash Per Share Liquidation Preference Amount, (ii) an amount payable in cash equal to the Cash Per Share Amount, (iii) an amount payable in shares of Acquiror Common Stock equal to the Stock Per Share Liquidation Preference Amount, and (iv) an amount payable in shares of Acquiror Common Stock equal to the Stock Per Share Amount. Subject to Section 1.10(e) and Section 8.4(a), the foregoing amounts shall be paid pursuant to Section 1.10(a)(i)-(ii). The number of shares of Acquiror Common Stock each Series A Holder is entitled to receive for the shares of Company Series A Stock held by such Series A Holder (including with respect to any shares of Acquiror Company Stock placed in the Escrow Fund) shall be rounded down to the nearest whole share. The amount of cash each Series A Holder is entitled to receive for the shares of Company Series A Preferred Stock held by such Series A Holder (including with respect to any cash placed in the Escrow Fund) shall be rounded down to the nearest cent.

(b) Company Common Stock. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by the Company Stockholders (other than holders of Dissenting Shares) (the “Common Holders”), will be, by virtue of the Merger, canceled, extinguished and converted into the right to receive: (i) an amount payable in cash equal to the Cash Per Share Amount and (ii) an amount payable in shares of Acquiror Common Stock equal to the Stock Per Share Amount. Subject to Section 1.10(e) and Section 8.4(a), the foregoing amounts shall be paid pursuant to Section 1.10(a)(iii)-(iv). The number of shares of Acquiror Common Stock each Common Holder is entitled to receive for the shares of Company Common Stock held by such Common Holder (including with respect to any shares of Acquiror Company Stock placed in the Escrow Fund) shall be rounded down to the nearest whole share. The amount of cash each Common Holder is entitled to receive for the shares of Company Common Stock held by such Common Holder (including with respect to any cash placed in the Escrow Fund) shall be rounded down to the nearest cent.

(c) Company Options. No Company Options will be assumed by Acquiror in connection with the Merger.

(i) Each Vested Company Option that remains unexercised immediately prior to the Effective Time shall be cancelled immediately prior to the Effective Time in consideration of the right to receive an amount payable in cash equal to (x) (A) the number of shares of Company Common Stock underlying such Vested Company Option multiplied by (B) the Cash Per Share Amount, and then (C) subtracting from such product the aggregate exercise price of such Vested Company Option plus (y) (A) the number of shares of Company Common Stock underlying such Vested Company Option multiplied by (B) the Stock Per Share Amount, with such product then multiplied by (C) the Deemed Stock Value ((x) and (y) together, the “Option Cancellation Amount”).

(ii) Each Unvested Option will be cancelled without consideration therefor.

(iii) For each holder of a Vested Company Option, such holder’s receipt of the consideration set forth in this Section 1.9(c) shall be subject to such holder’s execution of an Option Cancellation Agreement in the form attached hereto as Exhibit J.

(d) Maximum Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement and other than as a result of the Equity Bonus Grants and the Retention Equity Grants issued pursuant to Section 5.12 hereof, in no event shall the aggregate consideration paid or distributed by Acquiror hereunder to the Company Securityholders in the Merger exceed the Total Cash and the Total Acquiror Equity (together, the “Merger Consideration”).

(e) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of Company Common Stock (and the shares of the Company into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such shares of Company Common Stock.

(f) Treatment of Company Common Stock Owned by the Company. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(g) Appraisal and Dissenters’ Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the consideration provided for in Sections 1.9(a)-(b), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or the CCC. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Sections 1.9(a)-(b), as applicable in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.10(a), following the satisfaction of the applicable conditions set forth in Section 1.10(a), the amount of cash to which such holder would be entitled in respect thereof under this Section 1.9 as if such shares never had been Dissenting Shares. The Company or the Indemnifying Parties’ Agent shall give Acquiror (i) prompt notice of any demands for appraisal or purchase received by the Company or the Indemnifying Parties’ Agent, as applicable, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or the CCC and received by the Company and (ii) the right to consult with the Company or the Indemnifying Parties’ Agent, as applicable, in any negotiations or proceedings with respect to demands for appraisal or purchase under Delaware Law or the CCC. The Company (prior to the Effective Time) or the Indemnifying Parties’ Agent (after the Effective Time), as applicable, shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed), or as otherwise required under Delaware Law or the CCC, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the stockholders of the Company (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.9(g) and under Delaware Law or the CCC) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or the CCC by any other stockholder of the Company.

(h) Rights Not Transferable. The rights of the Company Stockholders as of immediately prior to the Effective Time are personal to each such Company Stockholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

(i) Fractional Shares. The number of shares of Acquiror Common Stock into which a Company Securityholder’s shares of Company Capital Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Acquiror Common Stock. In lieu of any fractional shares of Acquiror Common Stock to which any Company Securityholder would otherwise be entitled (after aggregating, for each particular stock certificate representing Company Capital Stock, all fractional shares of Acquiror Common Stock to be received by such holder), such Company Securityholder shall receive from Acquiror an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Deemed Stock Value.

(j) Adjustments. Subject to Section 8.4(b), in the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Acquiror Common Stock occurring after the Agreement Date and prior to the Closing Date, all references herein to specified numbers of shares, and all calculations provided for that are based upon numbers of shares (or deemed price per share therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties with the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.10 Payment and Exchange Procedures.

(a) Surrender of Certificates. It is acknowledged that the Acquiror will within five (5) Business Days of the Closing, cause to be mailed or otherwise delivered to each holder of record of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock that are to be converted into the right to receive a portion of the merger consideration payable hereunder (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Acquiror, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration owing to such Company Stockholder in respect thereof (together, the “Stockholder Deliverables”). Upon surrender of a Certificate for cancellation to Wilmington Trust, N.A. (the “Paying Agent”), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and, subject to receipt of an Investment Representation Letter and a Stockholder Agreement, in each case if not executed and delivered to Acquiror prior to the Closing, the holder of such Certificate shall be entitled to receive in exchange therefor of the amounts such Company Stockholder is entitled to receive at the Closing pursuant to Section 1.9(a) or Section 1.9(b) as follows:

(i) Closing Consideration Payable to Holders of Company Series A Preferred Stock. As soon as reasonably practicable after the date of delivery to the Paying Agent of the Stockholder Deliverables, the delivering holder shall be entitled to receive, (A) the amount of cash and (B) the number of shares of Acquiror Common Stock that such holder has the right to receive pursuant to Section 1.9(a), less (x) such holder’s Holdback Pro Rata Share of the Holdback Amount and (y) such holder’s Stock Pro Rata Share of the Stock Escrow (such amount, the “Preferred Closing Consideration”).

(ii) Holdback Consideration Payable to Holders of Company Series A Preferred Stock. As soon as reasonably practicable following the one-year anniversary of the Closing Date, subject to reduction pursuant to Section 8.4(a), the Paying Agent shall deliver to each recipient of Preferred Closing Consideration such holder’s Holdback Pro Rata Share of the Holdback Amount less such holder’s Cash Pro Rata Share of the Cash Escrow.

(iii) Closing Consideration Payable to Holders of Company Common Stock. As soon as reasonably practicable after the date of delivery to the Paying Agent of the Stockholder Deliverables, the delivering holder shall be entitled to receive, (A) the amount of cash and (B) the number of shares of Acquiror Common Stock that such holder has the right to receive pursuant to Section 1.9(b), less (x) such holder’s Holdback Pro Rata Share of the Holdback Amount and (y) such holder’s Stock Pro Rata Share of the Stock Escrow (such amount, the “Common Closing Consideration”).

(iv) Holdback Consideration Payable to Holders of Company Common Stock. As soon as reasonably practicable following the one-year anniversary of the Closing Date, subject to reduction pursuant to Section 8.4(a), the Paying Agent shall deliver to each recipient of Common Closing Consideration such holder’s Holdback Pro Rata Share of the Holdback Amount less such holder’s Cash Pro Rata Share of the Cash Escrow.

Until surrendered in accordance with this Section 1.10(a), each Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the right to the cash, and/or the number of full shares of Acquiror Common Stock, and/or Acquiror Common Stock into which such shares of Company Capital Stock shall have been so converted pursuant to the terms of this Agreement and as reflected in the Spreadsheet.

In the event that Acquiror fails to distribute the Holdback Amount on a timely basis in accordance with the terms and conditions of this Agreement, the Indemnifying Parties’ Agent shall be reimbursed by Acquiror for reasonable, documented, out-of-pocket fees and expenses incurred by the Indemnifying Parties’ Agent with respect to the collection of the Holdback Amount.

(b) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Acquiror shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such consideration as may be required pursuant to Section 1.9 in respect of such Certificate; provided, however, that Acquiror may, in its good faith discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such customary sum or execute an indemnification agreement as Acquiror may reasonably direct as indemnity against any claim that may be made against Acquiror, the Company, and/or the Surviving Corporation, and/or any of their respective representatives or agents with respect to such Certificate.

(c) No Further Ownership Rights in the Company Capital Stock. All consideration paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Company or the Surviving Corporation for any reason, such Certificate shall be canceled and exchanged as provided in this Article I.

(d) Surrender of Options. Acquiror shall, following the Closing Date, promptly cause the lesser of (A) 50% of the aggregate Option Cancellation Amount payable to holders of Vested Company Options and (B) the aggregate Option Cancellation Amount payable to holders of Vested Company Options minus the aggregate Holdback Amount payable to holders of Vested Company Options to be paid through Acquiror’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such holder of Vested Company Options shall be made only if such holder of Vested Company Options shall have delivered a duly executed Option Cancellation Agreement prior to the Closing. No later than December 31, 2017, Acquiror shall cause any Option Cancellation Amount payable to holders of Vested Company Options who are employed by the Company on such date, less amounts previously paid pursuant to this Section 1.10(d), to be paid through Acquiror’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes.

(e) Deposits with Escrow Agent.

(i) Stock Escrow. Within ten Business Days of the Closing Date, Acquiror shall cause the Stock Escrow to be deposited with the Escrow Agent, with individual certificates in the name of each Company Stockholder evidencing the shares of Stock Escrow allocated to each Company Stockholder in the Spreadsheet.

(ii) Cash Escrow. Within ten Business Days of the one-year anniversary of the Closing Date (or in the case of the earlier release of a portion of the Holdback Amount pursuant to Section 1.10(d), within ten Business Days of such release), Acquiror shall cause the Cash Escrow (less the value of any amount of cash already paid to the Indemnified Parties pursuant to Section 8.4(a)) to be deposited with the Escrow Agent.

(iii) The Cash Escrow and Stock Escrow shall constitute partial security for the indemnification obligations of such Company Indemnifying Parties pursuant to Article VIII, and shall be held in and distributed in accordance with the provisions of this Agreement and the Escrow Agreement. Until such time as the Stock Escrow is released to the Company Indemnifying Parties, such Company Indemnifying Parties shall not have any rights with respect to the Stock Escrow attributable to such Company Indemnifying Party (including, without limitation, the right to vote such shares and the right to be paid dividends with respect such shares). Neither the Cash Escrow nor the Stock Escrow (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Indemnifying Party or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Company Indemnifying Party, in each case prior to the distribution of the Cash Escrow or the Stock Escrow to any Company Indemnifying Party, except that each Company Indemnifying Party shall be entitled to assign such Company Indemnifying Party’s rights to such Company Indemnifying Party’s Cash Pro Rata Share and Stock Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law

(f) Management Bonus Holdback Amount. Within ten Business Days of the one-year anniversary of the Closing Date, Acquiror shall release the Management Bonus Holdback Amount to participants in the Management Bonus Plan in accordance with terms and conditions of the Management Bonus Plan.

1.11 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a taxable transaction for U.S. federal income tax purposes. However, Acquiror makes no representations or warranties to the Company or to any holder of Company Capital Stock or Company Options as to the U.S. federal income tax treatment of the Merger. The Company acknowledges that the Company and the holders of Company Capital Stock and Company Options are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby. Each of the parties hereto agrees to report the Merger for federal and state income tax purposes as a taxable transaction, to the extent permitted by law.

1.12 Exemption from Registration. The parties acknowledge that the shares of Acquiror Common Stock to be issued in connection with the Merger are not registered under the Securities Act on the ground that the exchange provided for in this Agreement and the issuance hereunder is exempt from registration under the Securities Act pursuant to Section 4(a)(2), Regulation S, and/or Regulation D, and

in reliance on the Investment Representation Letters. The certificates issued by Acquiror with respect to the shares of Acquiror Common Stock issued hereunder shall be legended to the effect described above and shall include such additional legends as necessary to comply with applicable U.S. federal securities laws, state blue sky securities laws and such other restrictions as shall be set forth in the Investment Representation Letter, if applicable.

1.13 Withholding Rights. Acquiror, the Company, the Company’s India Subsidiary, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock or Company Options such amounts as Acquiror, the Company, the Company’s India subsidiary, the Surviving Corporation or the Escrow Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of applicable Tax law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND ITS SUBSIDIARIES

Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “ Company Disclosure Letter”) (each of which disclosures (i) in order to be effective as an exception to the representations and warranties contained in any Section of this Article II, shall (a) clearly indicate such Section and, if applicable, the Subsection of this Article II to which such disclosure relates or (b) upon a reading thereof without any independent knowledge of the subject matter thereof, reasonably apparently apply to such Section; and (ii) shall in any event also be deemed to be representations and warranties made by the Company to Acquiror under this Article II), the Company represents and warrants to Acquiror as follows:

2.1 Organization, Good Standing, Corporate Power and Qualification. Each of the Company and each Subsidiary is duly incorporated and organized, and is validly existing in good standing, under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by the Company and its Subsidiaries under this Agreement (the “Company Related Agreements”), to own and operate its properties and assets and to carry on its business as currently conducted. Each of the Company and each Subsidiary is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect on the Company or any Subsidiary.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) 40,000,000 shares of Company Common Stock and (ii) 30,000,000 shares of Company Series A Preferred Stock. As of the Agreement Date, a total of 436,380 shares of Company Common Stock and 30,000,000 shares of Company Series A Preferred Stock are outstanding. There are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company other than pursuant to the exercise of outstanding Company Options under the Company Option Plan.

(b) As of the Agreement Date, the Company has reserved 10,000,000 shares of Company Common Stock for issuance to employees, non-employee directors, advisors, and consultants pursuant to the Company Option Plan, of which 5,091,275 shares are subject to outstanding and unexercised Company Options prior to giving effect to Section 1.9(c) herein.

(c) All issued and outstanding shares of Company Common Stock and all Company Options were issued in all material respects in compliance with all applicable Legal Requirements and all requirements set forth in applicable Contracts. The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and the issuances thereof have been approved by all requisite stockholder action.

(d) Schedule 2.2(d) of the Company Disclosure Letter accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Common Stock with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option was granted and the term of such Option; (iv) the vesting schedule for such Company Option (including the extent to which it will become accelerated as a result of the Merger or any of the other transactions contemplated by this Agreement, whether alone or in connection with any other event); and (v) the exercise price per share of Company Common Stock purchasable under such Company Option. No Company Option shall be subject to any accelerated vesting in connection with the Merger, except as specifically set forth in Schedule 2.2(d) of the Company Disclosure Letter. Each grant of a Company Option was duly authorized no later than the date on which the grant of such option was by its terms to be effective. Each grant of a Company Option has been authorized by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents. Each award agreement governing the grant of a Company Option was duly executed and delivered by each party thereto and is in full force and effect. Each grant of a Company Option was made, in all material respects, in accordance with the terms of the Company Option Plan and all applicable Legal Requirements. The grant of each such Company Option was properly accounted for in accordance with GAAP in the financial statements of the Company. The Company has made available an accurate and complete copy of the Company Option Plan, each form of agreement used thereunder and each individual agreement evidencing a Company Option materially differing from the form from which it is based and each Contract pursuant to which any Company Option is outstanding. No Company Options have terms or provisions that differ from or are inconsistent in any material respect with such form agreements. As of the Closing, no individual who held a Company Option at any time prior to the Closing will have any rights with respect to such Company Option. The treatment of the Company Options in this Agreement is permitted under the Company Option Plan, all Contracts applicable to such Options and all Legal Requirements. As of the Effective Time: (A) no holder of a Vested Company Option will have any rights with respect to such Vested Company Option other than the right to receive cash in respect thereof as contemplated by Section 5.13; and (B) no holder of an Unvested Company Option will have any rights with respect to such Unvested Company Option.

(e) As of immediately prior to the Closing, there are no outstanding options, warrants, rights (including conversion or preemptive rights), proxy or stockholder agreements or agreement for the purchase or acquisition from the Company of any shares of Company Common Stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company Common Stock. Except for granted Company Options set forth on Schedule 2.2(d) of the Company Disclosure Letter, the Company has not made any promises or agreements to grant equity incentives to any officer, employee, director, advisor or consultant of the Company. The Company has no liability for dividends accrued or declared but unpaid. To the Company’s knowledge, no Company Stockholder has entered into any agreement with respect to the voting of equity securities of Company that will not terminate by its terms as of the Effective Time.

(f) The rights preferences and privileges of the Company Capital Stock are as set forth in the Company’s Certificate of Incorporation filed with the Secretary of State of the State of Delaware on January 11, 2012 (the “Certificate of Incorporation”) and as provided by applicable Legal Requirements and the amounts payable to the Company Stockholders pursuant to Section 1.9(a) hereunder, including with regard to Company Options, are in accordance with the Certificate of Incorporation and the Company Option Plan.

(g) Part 2.2(g) of the Disclosure Schedule identifies: (i) each Person with an offer letter or other Contract that contemplates a grant of a Company Option or other equity award to purchase shares of Company Common Stock or other securities of the Company, or who has otherwise been promised options or other securities of the Company, except for Company Options that have been granted, or other securities have been issued, prior to the date of this Agreement (each, a “Specified Person”); and (ii) the number, type and terms of any such Company Options, equity awards or other securities of the Company promised to such Person.

2.3 Subsidiaries. Schedule 2.3 of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary. Other than as set forth on Schedule 2.3 of the Company Disclosure Letter, the Company is the owner of all of the issued and outstanding shares of capital stock of each Subsidiary, free and clear of all Encumbrances, and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person, other than the Subsidiaries listed in Schedule 2.3 of the Company Disclosure Letter.

2.4 Due Authorization; Noncontravention.

(a) Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the Company Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by the Company Board. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of the Applicable Exceptions. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board, has approved and adopted this Agreement and approved the Merger, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and the Company Stockholders, and directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement. The affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Series A Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), and (ii) the holders of a majority of the outstanding shares of Company Series A Preferred Stock (voting as a separate voting class) are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger (the “ Company Stockholder Approval”). The delivery of the Company Stockholder Consent by the Requisite Stockholders constitutes all of the votes necessary for the Company Stockholder Approval and the Company Stockholder Approval has been obtained.

(b) The execution and delivery of this Agreement and the Company Related Agreements by the Company does not, and the consummation of the transactions contemplated hereby by the Company will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or to the knowledge of the Company, any of the shares of Company Capital Stock pursuant to a Contract to which the Company is a party or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Company Material Agreements (except where such conflict, violation, default, right of termination, cancellation, acceleration, loss of benefit or failure to obtain such consent, approval or waiver would not, individually or in the aggregate, have a Material Adverse Effect on the Company) or (C) any Legal Requirements applicable to the Company or any Subsidiary or any of their respective material properties or assets.

2.5 Governmental Consents. Except for the filing of the Certificate of Merger, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company or any Subsidiary in order to enable the Company to execute, deliver and perform its obligations under this Agreement or the Company Related Agreements, except for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation (“Action”) pending, or, to the Company’s knowledge, currently threatened, against the Company or any Subsidiary, or to its knowledge, pending or currently threatened against its activities or its properties, or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), before any court or governmental agency. Neither the Company nor any Subsidiary is a party or to its knowledge subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or any Subsidiary currently pending or which the Company or any Subsidiary has, within the last three (3) years, threatened in writing to initiate.

2.7 Restrictions on Business Activities. There is no Contract to which the Company or any Subsidiary is a party or judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any current business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary.

2.8 Intellectual Property.

(a) As used in this Agreement, the following terms have the meanings indicated

below:

(i) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith throughout the world: patents, and patent applications and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, inventions (whether or not patentable), trade secrets, confidential or proprietary information and know how, trade names, trade dress, logos, trademarks, service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain names and URLs, copyrights, and works of authorship and technology any and all instantiations or embodiments of the foregoing in any form and embodied in any media.

(ii) “Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any Subsidiary.

(iii) “Company Intellectual Property” means any and all Company Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed to the Company or any Subsidiary.

(iv) “Third Party Intellectual Property” means any and all Intellectual Property Rights owned by a third party.

(v) “Company Products” means all (x) products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and (y) all products or services currently under development by the Company or any Subsidiary which are planned for release within the first six (6) months after the Closing Date.

(vi) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Owned Intellectual Property or Company Products.

(vii) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which Company or any Subsidiary is a party to or bound by, except for Contracts for Third Party Intellectual Property that (A) is generally, commercially available software and (i) is not material to the Company or any Subsidiary; (ii) has not been modified or customized for the Company or any Subsidiary; and (iii) is licensed for an annual fee under $25,000 (or equivalent amount in any other currency) or (B) are Open Source Materials.

(viii) “Open Source Materials” means software or other material that is distributed as “free software”, “open source software” (as defined by the Open Source Initiative at www.opensource.org) or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(b) Status. Each of the Company and each Subsidiary has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property Rights necessary to enable it to carry on its business, free and clear of any Encumbrances (other than non-exclusive licenses granted in the ordinary course of business), and without any conflict with or infringement upon the rights of others. The Company Intellectual Property is sufficient for the conduct of the business of the Company as presently conducted. Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property Rights to any third party. Each of the Company and each Subsidiary have taken all steps required by Legal Requirements to prosecute, maintain, and preserve its legal rights and ownership interests in all Company Owned Intellectual Property.

(c) Company Owned Intellectual Property. Schedule 2.8(c) of the Company Disclosure Letter lists: (i) all Company Owned Intellectual Property for which registrations have been obtained or registration applications have been filed, including all patents and patent applications, and registrations and applications for trademarks, copyrights, and domain names and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; (ii) all actions that are required to be taken by the Company or any Subsidiary within 120 days of the Agreement Date with respect to such Intellectual Property Rights in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights.

(d) Founders. All rights in, to and under all Intellectual Property Rights created by the Company’s or its Subsidiary’s founders for or on behalf or in contemplation of the Company or any Subsidiary (i) prior to the inception of the Company or any Subsidiary or (ii) prior to their commencement of employment with the Company or any Subsidiary have been assigned to the Company or any Subsidiary, and neither the Company nor any Subsidiary has any reason to believe that any such Person is unwilling to provide the Company or any Subsidiary, the Surviving Corporation or Acquiror with such cooperation as may reasonably be required to complete and prosecute all appropriate U.S. and foreign patent and copyright filings related thereto.

(e) No Governmental Assistance. At no time during the conception of or reduction to practice of any of the Company Owned Intellectual Property was any developer, inventor or other contributor to such patents operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any Offer Letter or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s or any Subsidiary’s rights in such Company Owned Intellectual Property.

(f) Invention Assignment and Confidentiality Agreement. Each of the Company and each Subsidiary has secured from all current and former consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Company Owned Intellectual Property for the Company and its Subsidiaries (each an “Author”), exclusive ownership of, all of the Authors’ Intellectual Property Rights in such contribution that the Company or any Subsidiary does not already own by operation of law and has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Company Owned Intellectual Property developed by the Author for the Company or any Subsidiary. Without limiting the foregoing, each of the Company and each Subsidiary have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property Rights assignments from all current and former Authors, and no such Authors have excluded from such assignments any Intellectual Property Rights related to the Business or used in any Company Products. Each of the Company and each Subsidiary has made available to Acquiror copies of all such forms currently and historically used by the Company and any Subsidiary.

(g) No Violation. No current or former employee, consultant, advisor or independent contractor of the Company is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission. No Author has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company and each Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(h) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Owned Intellectual Property, by any third party. Neither the Company nor any Subsidiary has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property Right. Neither the Company nor any Subsidiary is infringing, misappropriating or violating the Intellectual Property Rights of any third party. Neither the Company nor any Subsidiary has infringed, misappropriated or violated or, by conducting its business as presently proposed will infringe, misappropriate or violate, any Intellectual Property Rights of any other Person or entity, or has been sued in any action, suit or proceeding or received any written communications alleging that the Company or any Subsidiary has violated or, by conducting its business as presently proposed, would violate any Intellectual Property Rights of any other Person or entity. No Company Owned Intellectual Property or Company Product is subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by the Company or any Subsidiary, or which may affect the validity, use or enforceability of any such Company Owned Intellectual Property.

(i) Licenses; Agreements. Neither the Company nor any Subsidiary has granted any options, licenses or agreements of any kind relating to any Company Owned Intellectual Property outside of normal nonexclusive end use terms of service or licenses entered into by users of the Company Products in the ordinary course, nor is the Company or any Subsidiary bound by or a party to any option, license or agreement of any kind with respect to any of the Company Owned Intellectual Property outside of normal nonexclusive end user terms of service or licenses entered into by users of Company Products in the ordinary course. Neither the Company nor any Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Owned Intellectual Property or any other property or rights.

(j) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) Neither the Company nor any Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any material Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(ii) At the Closing, the Surviving Corporation (as wholly-owned by Acquiror) will be permitted to exercise all of the Company’s and any Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company or any Subsidiary would have been able, had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary would otherwise be required to pay;

(iii) To the Company’s knowledge, there are no disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder;

(iv) No Company Intellectual Property Agreement requires the Company or any Subsidiary to include any Third Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(v) None of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(vi) None of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;

(vii) Each of the Company and each Subsidiary has obtained written, perpetual, non-terminable by such third party (other than for cause) licenses (sufficient for the conduct of the Company’s business) to all Third Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any Subsidiary with any of the Company Products that are licensed to third parties on a perpetual, nonterminable basis;

(viii) No third party that has licensed Intellectual Property Rights to the Company or any Subsidiary has ownership or license rights to improvements or derivative works made by the Company or any Subsidiary in the Third Party Intellectual Property that has been licensed to the Company or any Subsidiary.

(k) No Conflict. Neither this Agreement, the transactions contemplated by this Agreement, or the assignment to Acquiror and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company or any Subsidiary is a party, will result in: (i) Acquiror or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to Acquiror or any of its Affiliates, (ii) Acquiror or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, or (iii) Acquiror or any of its Affiliates being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(l) Source Code. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products.

No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Company Source Code. The software used in the provision of any Company Product: (i) has reasonably documented source code enabling a reasonably skilled software developer to understand, modify, compile and otherwise utilize the related technology without reference to other sources of information; (ii) is complete and no other material computer hardware, software, system, or other information technology is needed in order to carry on the business of Company; (iii) is free from known material defects or deficiencies, known material errors in design, and operating defects; (iv) does not require a material upgrade or replacement within the 12-month period after the Closing Date and none are planned; and (v) to the knowledge of the Company, does not contain any disabling mechanisms or protection features which are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which Company Product software is stored or installed or damage or destroy any data or file without the user’s consent.

(m) Open Source Software. Schedule 2.8(m) of the Company Disclosure Letter lists all Open Source Materials used by the Company in any way, and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any Subsidiary). Each of the Company and each Subsidiary are in compliance with the terms and conditions of all licenses for the Open Source Materials. Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Owned Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company Owned Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or any Subsidiary with respect to any Company Owned Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

2.9 Confidential Information and Privacy.

(a) Confidential Information. Each of the Company and each Subsidiary has taken commercially reasonable steps designed to protect and preserve the confidentiality of all confidential or non-public information of the Company and each Subsidiary or provided by any third party to the Company or any Subsidiary (“Confidential Information”). Each of the Company and each Subsidiary have implemented and maintain a reasonable security plan consistent with industry practices of companies offering similar services. To the Company’s knowledge, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or any Subsidiary’s possession, custody or control.

(b) Privacy. Each of the Company and each Subsidiary has complied in all material respects with all applicable laws and regulations including but not limited to Data Protection Legislation (solely if such Data Protection Legislation is applicable to the Company’s operations as presently conducted), and its respective internal privacy policies relating to the processing, use, collection, storage, disclosure and transfer of any Personal Data and/or any personally identifiable information collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. The Company and its Subsidiaries have each complied with all relevant requests from the data subjects for access to data held by it in accordance with applicable Legal Requirements. The execution, delivery and performance of this Agreement will comply in all material respects with all applicable laws and regulations, including but not limited to all Data Protection Legislation (solely if such Data Protection Legislation is applicable to the Company’s operations as presently conducted) relating to privacy and/or data protection and with the Company’s and its Subsidiaries privacy policies. Neither the Company nor its Subsidiaries has received any written complaint, notice or allegation from any applicable data protection or privacy regulator in any jurisdiction, a data controller or a data subject alleging non-compliance with any Data Protection Legislation or requiring the Company or its Subsidiaries to change or delete any data or prohibiting the transfer of any data to a third party jurisdiction. No individual has claimed or has the right to claim compensation from the Company or its Subsidiaries under any Data Protection Legislation, including for unauthorized or erroneous processing or loss or unauthorized disclosure of data.

2.10 Compliance with Law; Permits. Neither the Company nor any Subsidiary is in violation or default of any provisions of its certificate of incorporation or bylaws, both as amended to date, and, to the Company’s knowledge, each of the Company and each Subsidiary is in compliance with all applicable Legal Requirements, in any case where such violation or default would have a material and adverse impact on the Company. Each of the Company and each Subsidiary have all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it. Neither the Company nor any Subsidiary has received any written notice of any violation of any such statute, law, regulation or order which cannot be remedied prior to the Closing.

2.11 Title to Property and Assets. Each of the Company and each Subsidiary owns its properties and assets (other than Intellectual Property) free and clear of all Encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business, and Encumbrances which do not affect the use or ownership of properties and assets of the Company and each Subsidiary in any material respect. With respect to the property and assets it leases, each of the Company and each Subsidiary is in material compliance with all such leases. Neither the Company nor any Subsidiary owns any real property.

2.12 Company Financial Statements.

(a) Attached as Schedule 2.12(a) of the Company Disclosure Letter are the Company’s consolidated unaudited balance sheet, and statement of operations and cash flows of the Company, as of December 31, 2015 and December 31, 2016 and the Company’s consolidated unaudited balance sheet, and statement of operations and cash flows of the Company as of March 31, 2017 and for the three-month period then ended, being referred to herein as the “Company Balance Sheet” and the date of the Company Balance Sheet being referred to herein as the “Company Balance Sheet Date” (all such financial statements being collectively referred to herein as the “Company Financial Statements”). Such Company Financial Statements (a) are in accordance with the books and records of the Company,

(b) present fairly in all material respects the financial condition of the Company and each Subsidiary at the date or dates therein indicated and the results of operations for the period or periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments), and (c) have been prepared in accordance with GAAP, except, as to the unaudited Company Financial Statements, for the omission of notes thereto.

(b) Neither the Company nor any Subsidiary has any liabilities of any nature required to be reflected in financial statements in accordance with GAAP, other than (i) those set forth or adequately provided for in the Company Balance Sheet or otherwise included in the Company Financial Statements, (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount, and (iii) those incurred by the Company in connection with the execution of this Agreement or the performance by the Company of its obligations hereunder. Neither the Company nor any Subsidiary has any off balance sheet liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any Subsidiary.

(c) Neither the Company, any Subsidiary, nor to the Company’s knowledge, any current or former employee, advisor, consultant or director of the Company, has identified or been made aware of any Fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants, advisors or directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing.

2.13 Changes. Between January 1, 2017 and the Agreement Date:

(a) neither the Company nor any Subsidiary has declared or paid any dividends, or authorized or made any distribution upon or with respect to any Company Common Stock;

(b) neither the Company nor any Subsidiary has incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000 or in excess of $250,000 in the aggregate (or equivalent amounts in any other currency);

(c) neither the Company nor any Subsidiary has made any loans, guarantees or advances to any Person, other than ordinary advances for expenses;

(d) neither the Company nor any Subsidiary has sold, exchanged or otherwise disposed of any material assets or rights other than non-exclusive licenses in the ordinary course of its business;

(e) neither the Company nor any Subsidiary has entered into any transactions with any of its officers, directors or employees or any entity controlled by any of such individuals;

(f) there has not been any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company or any Subsidiary;

(g) there has not been any waiver by the Company or any Subsidiary of a valuable right or of a material debt owed to it;

(h) there has not been any material change or amendment to a Company Material Agreement, except for changes or amendments which are expressly provided for in this Agreement and the Company Related Agreements;

(i) there has not been any material change in any compensation or benefits arrangement or agreement with any employee, officer, director or stockholder of the Company or any Subsidiary;

(j) there has not been any resignation or termination of employment of any officer or employee of the Company or any Subsidiary and neither the Company nor any Subsidiary has knowledge of any impending resignation or termination of employment of any such officer or key employee;

(k) there has not been any change in any tax election or method of tax accounting, or any settlement or final determination of any material tax audit, claim, investigation, litigation or other proceeding or assessment;

(l) there has not occurred any event or events that has had, or could reasonably be expected to have a Material Adverse Effect on the Company or any Subsidiary; and

(m) there has not been any arrangement or commitment by the Company, any Subsidiary or any other Person acting on its behalf to do any of the things described in this Section 2.13.

2.14 No Finder’s Fees; Transaction Expenses. Other than the Transaction Expenses set forth in the Company Closing Financial Certificate and in respect of which payoff letters have been received under Section 11.4(b)(xvii), neither the Company nor any Subsidiary is or will be obligated for any finder’s or broker’s fee or commission in connection with the transactions contemplated by this Agreement.

2.15 Insurance. Schedule 2.15 of the Company Disclosure Letter lists all insurance policies (by policy number, insurer, location of property insured, annual premium, expiration date, and amount and scope of coverage) held by the Company and each Subsidiary, copies of which have been made available to Acquiror. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and each of the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Tax Returns and Payments.

(a) Each of the Company and each Subsidiary have timely filed all income and other material Tax Returns required by law. All such Tax Returns are true and complete in all material respects. Each of the Company and each Subsidiary have paid all material Taxes and other assessments due except to the extent reflected on the Company Financial Statements as an accrual or reserve for Taxes(excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income). Neither the Company nor any Subsidiary has any liability for any Tax to be imposed upon it as the Closing Date that is not adequately provided for in the Company Financial Statements or otherwise reflected on Section 2.12(b) of the Company Disclosure Letter and not included in the calculation of Net Working Capital. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return which has not yet been filed (other than extensions granted automatically under applicable law). No written claim has ever been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries. To the knowledge of the Company, no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Company or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries or any predecessor of the Company or any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) (or any analogous combined, consolidated or unitary group defined under state, local, or foreign income Tax legal requirements) or (B) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise (excluding, in each case, Ordinary Contracts). Neither Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361. Neither Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement (other than Ordinary Contracts). The Company and its Subsidiaries are in material compliance with all applicable U.S. federal, state, and foreign transfer pricing laws and regulations (including material documentation requirement) and the prices for all intercompany transactions between the Company and its Subsidiary satisfy the “arm’s length standard” of Section 482 of the Code and any corresponding or similar provision of foreign Tax law. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside the ordinary course of business or (iv) any deferred intercompany transactions within the meaning of Treasury Regulations Section 1.1502-13 (or any comparable or similar provision). Except as would not be reasonably expected to result in Taxes in any Pre-Closing Period, none of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of either the Company or any Subsidiary is limited under Section 382 of the Code or any comparable or similar provision of state, local, or foreign Tax law. Each of the Company and the Subsidiaries has in its possession official foreign government receipt for any Taxes paid by it to any foreign Tax Authority. The Company for itself and for the Subsidiaries has made available to Acquiror all documentation relating to any applicable Tax Holidays or incentives. The Company and the Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentive and none of the Tax Holidays or incentive will be jeopardized by the transaction contemplated in this Agreement.

(b) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.16(b) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company or any Subsidiary, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.

(c) Schedule 2.16(c) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party. Each such nonqualified deferred compensation plan (within the meaning of

Section 409A of the Code) to which the Company or any Subsidiary is a party has been operated in material compliance with the requirements of paragraphs (2), (3) and (4) of Section 409A(a). No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(d) The exercise price of each Company Option is at least equal to the fair market value of the Company Common Stock on the date each such Company Option was granted.

(e) Neither the Company, any Subsidiary nor the Acquiror has incurred or will incur any liability or obligation to withhold or report taxes under Section 409A of the Code with respect to any Company Options or any amounts deemed to be compensation subject to the penalty taxes under Section 409A of the Code.

(f) To the extent applicable, a valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Common Stock issued by the Company that were eligible for such an election. The Company has delivered to Acquiror true and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession with respect to any Unvested Company Shares issued by the Company or any Subsidiary to any of their respective employees, non-employee directors, consultants and other service providers.

(g) Each of the Company and each Subsidiary has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding, and has complied in all material respects with all applicable Legal Requirements relating to reporting, of Taxes (including withholding of Taxes pursuant to Section 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law) and has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Tax Authorities when due (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal excise taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws.

2.17 Material Agreements.

(a) Schedule 2.17(a) of the Company Disclosure Letter contains a complete list of each of the following Contracts (other than with respect to those Company Employee Plans set forth on Schedule 2.19(a) of the Company Disclosure Letter) to which the Company or any Subsidiary is a party or is bound that are in effect on the Agreement Date (collectively, the “Company Material Agreements”):

(i) any Contract between the Company or any Subsidiary, on the one hand, and any of their respective officers, directors, or employees, on the other hand (other than at-will employment Contracts that may be terminated without Liability to the Company relating to services as an officer, director or employee thereof);

(ii) any Contract providing for payments by or to the Company or any Subsidiary in the one year period prior to the Agreement Date (or in any twelve (12) month period following the Agreement Date) in excess of $100,000 per annum (or equivalent amounts in any other currency, determined as of the Agreement Date);

(iii) any Company Intellectual Property Agreements;

(iv) any Contract containing indemnification obligations of the Company or any Subsidiary to any officer, director, employee or agent of the Company or any Subsidiary;

(v) any Contract pursuant to which the Company or any Subsidiary acquired or sold any business or entity, or substantially all of the assets of a business or entity, whether by way of merger, acquisition of stock or assets, consolidation, or other business combination, or any Contract relating to merger, acquisition, consolidation of the Company or any Subsidiary;

(vi) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property, or the Company’s business activities, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property or the Company’s or any Subsidiary’s business activities, or (C) that limits the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company Owned Intellectual Property, or

(vii) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or any Subsidiary’s standard form of agreement, copies of which have been made available to Acquiror);

(viii) all licenses, sublicenses and other Contracts relating to the hosting of any Company website;

(ix) any Contract creating any partnership or joint venture or that involves any sharing of revenues, profits, losses, costs or liabilities with other Persons;

(x) any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in any industry standards group or association;

(xi) any settlement agreement with respect to any Action;

(xii) any confidentiality, secrecy or non-disclosure Contract other than (A) the Confidentiality Agreement or (B) any such Contract entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice; and

(xiii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in each case, which would be material to the operations of the Company, as a result of the execution of this Agreement or the consummation of the Merger.

(b) No Breach. Neither the Company nor any Subsidiary has breached, nor does the Company nor any Subsidiary have any knowledge of any claim or threat that the Company or any Subsidiary has breached, any term or condition of any Company Material Agreement. Each Company Material Agreement is in full force and effect, subject to the Applicable Exceptions, and, to the Company’s knowledge, no other party to such Company Material Agreement is in default thereunder. Neither the Company nor any Subsidiary has received any written notice from any customer concerning a dispute involving the Company Products.

2.18 Certificate; Bylaws; Minute Books; Books and Records. The certificate of incorporation and bylaws of the Company and each Subsidiary (or other equivalent organizational or governing documents any Subsidiary) are in the form previously made available to Acquiror. The minute books of the Company and each Subsidiary, as made available to Acquiror, contain, in all material respects, an accurate summary of all meetings and complete and true copies of all consents of directors and stockholders since the time of incorporation. The legal and financial books and records of the Company and each Subsidiary, as made available to Acquiror: (a) are in all material respects true, complete and correct and (b) have been maintained in accordance with the Company’s or such Subsidiary’s business practices on a basis consistent with prior years.

2.19 Employee Matters.

(a) Schedule 2.19(a) of the Company Disclosure Letter lists, with respect to the Company and each Subsidiary (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, redundancy, retirement, deferred compensation or incentive plans, programs or arrangements, whether contractual, discretionary or based on customary practice (including as a result of the Merger), (v) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Subsidiary remain for the benefit of, or relating to, any present or former employee, consultant, advisor or non-employee director of the Company (all of the foregoing described in clauses (i) through (v), collectively, the “Company Employee Plans”).

(b) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination, opinion, notification or advisory letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company does not sponsor or maintain any self-funded employee benefit group health plan, including any such plan to which a stop-loss policy applies.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar U.S., state or foreign law. No Company Employee Plan is covered by, and the Company has not incurred nor expects to incur any liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan, other than a Company Employee Plan described in Subsection (a)(ii) or (v) above, can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror, the Surviving Corporation (other than ordinary administrative expenses typically incurred in a termination event).

(d) Neither the Company nor any Subsidiary currently maintains, sponsors, participates in or contributes to, nor has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) Neither the Company nor any Subsidiary is a party to, nor has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f) Neither the Company nor any Subsidiary has collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or threatened with respect to the Company or any Subsidiary. To the Company’s knowledge, no employee of the Company nor any Subsidiary, nor any consultant or advisor with whom the Company or any Subsidiary has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or any Subsidiary; and to the Company’s knowledge the continued employment by the Company or any Subsidiary of its respective present employees, and the performance of the Company’s and each Subsidiary’s contracts with its independent contractors, will not result in any such violation. Neither the Company nor any Subsidiary has received any notice alleging that any such violation has occurred.

(g) Other than as expressly contemplated by this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former employee, director or independent contractor, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary to any current or former employee, director or independent contractor, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any current or former employee, director or independent contractor or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any current or former employee, director or independent contractor.

(h) Each of the Company and each Subsidiary is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors, consultants and advisors), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.

(i) The employment of the employees of each of the Company and each Subsidiary in the United States is “at-will” (except for non-United States employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at-will” employment concept and which are set forth on Schedule 2.19(i)(A)) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.19(i)(B) of the Company Disclosure Letter. All subsisting contracts of employment and all agreements referred to in sub clauses (k) and (l) below for workers based outside the United States to which the Company or its Subsidiaries is a party are terminable by it on three months’ notice or less without compensation (other than as may be required pursuant to relevant legislation). As of the Agreement Date, the Company has not given notice of termination or received notice of resignation from any worker who receives or is entitled to receive remuneration in excess of $50,000 per annum. Neither the Company nor any Subsidiary has a present intention to terminate the employment of any officer, key employee or group of employees. Each current employee and independent contractor of the Company is lawfully authorized to work in the jurisdiction in which he or she is employed or provides services according to applicable immigration laws.

(j) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of the Company and each Subsidiary, showing each such person’s name, position, base annual remuneration, status as exempt/non-exempt, target bonuses or commission pay opportunities for 2017 (whether contractual, customary or discretionary) by reference to his own performance or the performance of the whole or any part of the business of the Company or its Subsidiaries, and benefits including any fringe benefits for the current fiscal year and the most recently completed fiscal year. No proposal, assurance or commitment by the Company or its Subsidiaries has been communicated to any Person regarding any change to their terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit any no negotiations have commenced for any such matter.

(k) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of all of its consultants, advisors and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

(l) Each of the Company and each Subsidiary has made available to Acquiror true, correct and complete copies of each of the following: all forms of offer letters; all forms of severance agreements; all forms of services agreements; all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary; the most current management organization chart(s); and each written employment practice or policy operated in relation to any Company or Subsidiary workers or any group of them (whether contractual, customary or discretionary). The Company and to the Company’s knowledge, the Company’s employees, have no liability with regard to elections pursuant to Section 431 of the Income Tax (Earnings and Pension) Act of 2003.

(m) Each Company Employee Plan complies, in both form and operation, in all material respects, with its terms, ERISA, if applicable and the Code, if applicable, and, to the knowledge of the Company, no condition exists or event has occurred with respect to any such plan which would result in the incurrence by the Company, any Subsidiary or Acquiror of any liability, fine or penalty.

2.20 Environmental and Safety Laws. Neither the Company nor any Subsidiary is in violation in any material respect of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or any Subsidiary or, to the Company’s knowledge, by any other Person on any property owned, leased or used by the Company or any Subsidiary. For the purposes of the preceding sentence, “Hazardous Materials ” shall mean (a) materials which are listed or otherwise defined as “hazardous” or “toxic” under any applicable local, state, federal and/or foreign laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.

2.21 Anti-Corruption Law.

(a) Neither the Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) Neither the Company nor any of its directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, Fraud or violation of any Anti-Corruption Law.

2.22 Customers. The Company does not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended December 31, 2016 or the three months ended March 31, 2017, was one of the ten largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer is listed on Schedule 2.22 of the Company Disclosure Letter. The Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquiror) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). The Company has not had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company.

2.23 Executive Officers. No executive officer of the Company or any Subsidiary (i) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations) or (ii) is or has been subject to any judgment or order of, the subject of any pending civil or administrative action by the Securities and Exchange Commission or any self-regulatory organization.

2.24 Non-Reliance on Acquiror Estimates, Projections, Forecasts, and Business Plans. In connection with the due diligence investigation of Acquiror and Merger Sub by the Company and its representatives, the Company and its respective representatives have or may have received from Acquiror and Merger Sub and their respective representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquiror and its business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it and its representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that neither Acquiror, Merger Sub nor any of their representatives makes any representations or warranties to the Company and will have no liability to the Company, the Stockholders of the Company or their representatives with respect to the above described information and matters, in each case, except in the case of Fraud by or on behalf of Acquiror or Merger Sub.

2.25 Disclaimer of Other Representations and Warranties. Except as set forth in this Article II, neither the Company nor its Subsidiaries nor any of their respective officers, directors, employees or other representatives make any representations or warranties to Acquiror or Merger Sub.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Subject to the disclosures set forth in the disclosure schedule of the Acquiror delivered to the Company concurrently with the parties’ execution of this Agreement, (each of which disclosures (i) in order to be effective as an exception to the representations and warranties contained in any Section of this Article III, shall (a) clearly indicate such Section and, if applicable, the Subsection of this Article III to which such disclosure relates or (b) upon a reading thereof without any independent knowledge of the subject matter thereof, reasonably apparently apply to such Section; and (ii) shall in any event also be deemed to be representations and warranties made by Acquiror and Merger Sub to the Company under this Article III), Acquiror and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each of Acquiror and Merger Sub has the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by Acquiror and Merger Sub under this Agreement (the “Acquiror Related Agreements”), to own and operate its properties and assets and to carry on its business as currently conducted and, in the case of Acquiror only, to issue the shares of Acquiror Common Stock issuable to Company Stockholders hereunder. Each of Acquiror and Merger Sub is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect on Acquiror or Merger Sub.

3.2 Capitalization. As of the date hereof:

(a) The authorized capital stock of Acquiror consists solely of (i) 214,000,000 shares of Acquiror Common Stock, 50,896,410 of which are issued and outstanding, and (ii) 123,968,054 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”), consisting of 21,724,591 shares designated as “Series A Preferred Stock”, all of which are issued and outstanding, 23,965,489 shares designated as “Series B Preferred Stock”, all of which are issued and outstanding, 16,102,021 shares designated as “Series C Preferred Stock”, all which are issued and outstanding, 15,422,973 shares designated as “Series D Preferred Stock”, all of which are issued and outstanding, 16,484,246 shares designated as “Series E Preferred Stock,” all of which are issued and outstanding and 30,268,734 shares designated as “Series F Preferred Stock,” all of which are issued and outstanding. The rights, preferences and privileges of the Acquiror Preferred Stock are as stated in the Acquiror’s sixth amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on January 16, 2015 (the “Acquiror Certificate”) and as provided by applicable Legal Requirements.

(b) The Acquiror has reserved 23,604,199 shares of Acquiror Common Stock for issuance to employees, non-employee directors, advisors, and consultants pursuant to the Acquiror’s 2015 Equity Incentive Plan, of which 15,546,818 shares are subject to outstanding and unexercised options (the “Acquiror Options”). An additional 11,682,776 shares are subject to outstanding and unexercised options issued pursuant to the Acquiror’s 2006 Equity Incentive Plan.

(c) The outstanding shares of the capital stock of Acquiror (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) have been approved by all requisite stockholder action; and (iii) were issued in material compliance with all applicable state and federal laws concerning the issuance of securities. Except as set forth in this Section 3.2, Acquiror has no other outstanding securities or obligations to issue any subscription, warrant, option, convertible security or other rights to purchase or otherwise acquire securities of Acquiror.

3.3 Due Authorization; Noncontravention.

(a) Acquiror and Merger Sub each has all requisite corporate power and authority to enter into this Agreement and the Acquiror Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Acquiror Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Acquiror’s and Merger Sub’s respective board of directors, and as required, approved by the stockholders of Acquiror. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject only to the effect, if any, of the Applicable Exceptions.

(b) The execution and delivery of this Agreement and the Acquiror Related Agreements by Acquiror and Merger Sub does not, and the consummation of the transactions contemplated hereby by Acquiror and Merger Sub will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Acquiror Certificate or the bylaws or other equivalent organizational or governing documents of the Acquiror, in each case as amended to date, (ii) any material Contract of Acquiror (except where such conflict, violation, default, right of termination, cancellation, acceleration, loss of benefit or failure to obtain such consent, approval or waiver would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror) or (iii) any Legal Requirements applicable to the Company or any Subsidiary or any of their respective material properties or assets

3.4 Valid Issuance. The Acquiror Common Stock issued at Closing or placed into the Escrow Fund at Closing, when issued as provided in this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer, other than restrictions under this Agreement, the Stockholder Agreements, the Investment Representation Letters, the Acquiror Certificate, the Stock Restriction Agreements, Acquiror’s bylaws and under applicable securities laws.

3.5 Governmental Consents. Except for the filing of the Certificate of Merger, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Acquiror or Merger Sub in order to enable Acquiror or Merger Sub to execute, deliver and perform its obligations under this Agreement or the Acquiror Related Agreements, except for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

3.6 Prior Sub Operations. Merger Sub is wholly owned directly by Acquiror, was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.7 Information Statement; Stockholder Notice. None of the information supplied or to be supplied by Acquiror for inclusion in any information statement for the Company Securityholders, the Stockholder Notice or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8 Cash Resources. Acquiror has sufficient cash resources to pay the portion of the consideration to be paid to Company Securityholders in exchange for their shares of Company Capital Stock pursuant to the terms hereof.

3.9 Acquiror Financial Statements.

(a) Attached as Schedule 3.9(a) of the Acquiror Disclosure Letter are the Acquiror’s consolidated unaudited balance sheet, and statement of operations and cash flows of the Acquiror, as of January 31, 2017 (“Acquiror Financial Statements” and the date of the Acquiror Financial Statements being referred to herein as the “Acquiror Financial Statement Date”) Such Acquiror Financial Statements (i) are in accordance with the books and records of the Acquiror, (ii) present fairly in all material respects the financial condition of the Acquiror and its subsidiaries at the date or dates therein indicated and the results of operations for the period or periods therein specified, and (iii) have been prepared in accordance with GAAP, except for the omission of notes thereto.

3.10 Litigation. There is no Action pending, or, to the Acquiror’s knowledge, currently threatened, against the Acquiror or any of its subsidiaries, or to its knowledge, pending or currently threatened against its activities or its properties, or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Acquiror), before any court or governmental agency.

3.11 Non-Reliance on Company Estimates, Projections, Forecasts, and Business Plans. In connection with the due diligence investigation of the Company by Acquiror and Merger Sub and their respective representatives, Acquiror, Merger Sub and their respective representatives have received from the Company and its representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Acquiror and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Acquiror and Merger Sub are familiar, that Acquiror and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that neither the Company nor any of its representatives makes any representations or warranties to Acquiror and Merger Sub and will have no liability to Acquiror, Merger Sub or their respective representatives with respect to the above described information and matters, in each case, except in the case of Fraud by or on behalf of the Company, or as set forth in the express representations and warranties set forth in this Agreement or pursuant to the rights and remedies set forth herein as a result of any inaccuracy in any such representations or warranties.

3.12 Disclaimer of Other Representations and Warranties. Except as set forth in this Article III, neither Acquiror or Merger Sub nor any of their respective officers, directors, employees or other representatives make any representations or warranties to the Company.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of the Business; Notices. Except as expressly contemplated by this Agreement (or as consented to in writing by Acquiror), during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall:

(a) conduct the Business solely in the ordinary course consistent with past practice and in compliance with applicable Legal Requirements;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company Products consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) use commercially reasonable efforts to assure that each of its Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the transactions contemplated hereby, and shall give reasonable advance notice to Acquiror prior to allowing any Company Material Agreement or right thereunder to lapse or terminate by its terms;

(d) maintain each of its leased premises in accordance with the terms of the applicable lease;

(e) promptly notify Acquiror of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(f) promptly notify Acquiror of any notice or other communication from any Governmental Entity (i) relating to the transactions contemplated hereby, (ii) indicating that a Company authorization has been or is about to be revoked or (iii) indicating that a Company authorization is required in any jurisdiction in which such Company authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquiror (following the Effective Time) or the Company;

(g) promptly after the Company becomes aware of such fact, notify Acquiror of any inaccuracy in any representation or warranty or breach of any covenant of the Company herein; and

(h) to the extent not otherwise required by this Section 4.1, promptly notify Acquiror of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.

4.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquiror):

(a) Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for Permitted Issuances;

(d) Company Material Agreements. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Company Material Agreement, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other transactions contemplated hereby, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Company Material Agreements or of the Stockholder Agreement, (iii) enter into any perpetual software transactions (regardless of payment structure) or other customer contracts with multiple years paid up front, or (iv) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to (A) adversely affect the Company (or, following consummation of the Merger, Acquiror or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Indemnifying Parties’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated hereby; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquiror’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business consistent with past practice;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Series A Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(iii), “Permitted Issuances”);

(f) Employees; Consultants; Independent Contractors. Other than as set forth on Schedule 4.2(f) of the Company Disclosure Letter, or as consented to in writing by Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned): (i) hire, or offer to hire, any additional officers or other management-level employees or other employee with projected annual cash compensation in excess of $125,000, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company other than for cause, (iii) enter into, amend or extend the term of any current employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements) or (v) add any new members to the Board;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Company Debt;

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $100,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any material claims or rights held by the Company;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase, individually or in the aggregate, the cash-based salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquiror and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquiror and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r) (r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquiror prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Returns without the consent of Acquiror prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement (other than, for the avoidance of doubt, Ordinary Contracts), assume any liability for the Taxes of any other Person (whether by Contract or otherwise, excluding in each case Ordinary Contracts), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or the payment of any Tax, or take any other similar action relating to the filing of any Tax Return, if such action would have the effect of increasing the Tax liability of Acquiror or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(u) Accounting. (i) Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquiror or (ii) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties;

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.17(a)(i) of the Company Disclosure Letter;

(z) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquiror, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

(b) The Company shall take all reasonable action necessary in accordance with this Agreement, Delaware Law, the CCC, the Certificate of Incorporation and the Bylaws to obtain approval for this Agreement and the transactions contemplated hereby by the Requisite Stockholders (the “Requisite Stockholder Approval”). The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. The Company shall use its commercially reasonable efforts to obtain a Company Stockholder Consent executed by each Company Stockholder and to cause each such Company Stockholder to execute or join the Stockholder Agreement.

(c) Promptly (and in any case within two Business Days) after the Company obtains the Requisite Stockholder Approval, the Company shall prepare, with the cooperation of Acquiror, and mail to each Company Stockholder other than the Requisite Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law (iii) the notice contemplated by Chapter 13 of the CCC, together with a copy of Sections 1300-1304 of the CCC and (iv) an information statement to the Company Stockholders in connection with the solicitation of their signatures to the Company Stockholder Consent, the Stockholder Agreement and an Investment Representation Letter. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (y) such other information as Acquiror and the Company may agree is required or advisable under applicable Legal Requirements to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquiror (which approval shall not be unreasonably withheld, conditioned or delayed), and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquiror. Each of Acquiror and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquiror or its counsel, may be required or advisable to be included under Delaware Law or the CCC in the Stockholder Notice or in any amendment or supplement thereto, and Acquiror and the Company agree to cause their respective representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(d) As promptly as practicable after the Agreement Date, Acquiror shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the transactions contemplated hereby, and the Company shall assist Acquiror as may be reasonably necessary to comply with such state securities or “blue sky” laws.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any holders of Company Capital Stock or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other transactions contemplated hereby. The Company will, and will cause its representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) promptly revoke or withdraw access of any Person (other than Acquiror and its representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquiror and its representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall as soon as reasonably practicable (but in any event, within 24 hours) notify Acquiror orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquiror and its representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Persons making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates, except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary in the foregoing, (i) a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with applicable Legal Requirements and (ii) the Indemnifying Parties’ Agent shall be permitted to disclose such information to the Company Indemnifying Parties in connection with performing his duties hereunder. The Indemnifying Parties’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Indemnifying Parties’ Agent were a party thereto. With respect to the Indemnifying Parties’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Indemnifying Parties’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror’s name or refer to Acquiror directly or indirectly in connection with Acquiror’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by applicable Legal Requirements (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquiror prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquiror may make such public communications regarding this Agreement or the transactions contemplated hereby as Acquiror may determine is reasonably appropriate, and the Company Securityholders may disclose terms of this Agreement to their respective member, stockholders, partners and equity owners, to the extent required to effect the transactions contemplated hereby or otherwise contractually required.

5.4 Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.5 Third-Party Consents; Notices; Further Actions.

(a) Following consultation with Acquiror, the Company shall use all commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, any Contract listed or described on Schedule 2.4(b)(ii)(B) of the Company Disclosure Letter (or that would have been required to be listed or described on Schedule 2.4(b)(ii)(B) if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated hereby.

(c) The Company shall use all commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, an amendment to the Assignment of Copyright from Ariel Software Solutions under the Consulting Services Agreement executed on October 26, 2016 consisting of an addendum explicitly documenting that all the Developments (as defined in that agreement) performed by the Contractor to date are assigned to the Parent on a perpetual, worldwide and royalty free basis and that the Contractor waives its rights under Section 19(4) of the Copyright Act, 1957.

(d) The Company shall use all commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, evidence sufficient to Acquiror of proper stamps for the Assignment of Copyright from Ariel Software Solutions under the Consulting Services Agreement executed on October 26, 2016 and the Master Services Agreement between Leeyo Software Private Ltd. and the Company.

(e) The Company will update the registration information for the domain names set forth on Schedule 5.5(e) to reflect the Company as the owner thereof and provide evidence reasonably acceptable to Acquiror.

(f) The Company will update the registration information for the trademarks set forth on Schedule 5.5(f) to reflect the Company’s current address and provide evidence reasonably acceptable to Acquiror.

5.6 Litigation. The Company shall (a) notify Acquiror in writing promptly after learning of any Action initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (b) notify Acquiror of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Acquiror regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquiror and its representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request and (ii) the Company shall provide to Acquiror and its representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes for periods beginning after January 1, 2013, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities for periods beginning after January 1, 2013. Nothing in this Section 5.7 will require the Company or any of its Subsidiaries to disclose any information to Acquiror if such disclosure would, on the advice of counsel (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Legal Requirement, fiduciary duty or Contract entered into prior to the Agreement Date (including any confidentiality agreement to which the Company, any Subsidiary or any of their respective Affiliates is a party); provided, however, that the Company agrees to use commercially reasonable efforts to establish a process that (through use of steps such as targeted redactions, joint defense agreements, provision of information to counsel to review and summarize for Acquiror or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company) will provide Acquiror with timely access to the fullest extent possible to the substance of the information described in this Section 5.7(a) in a manner that allows the Company to comply with applicable Legal Requirements, fiduciary duties and its confidentiality obligations to third parties or preserve the Company’s attorney-client privilege, as the case may be.

(b) Subject to compliance with applicable Legal Requirements, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquiror during the pendency of the transactions contemplated hereby in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

(d) Within five days following the Agreement Date, the Company shall deliver to Acquiror one or more DVDs or other digital media evidencing the documents that were made available, which shall indicate, for each document, the date that such document was first uploaded to the data room.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquiror, in accordance with Section 5.13, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquiror, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information: (a) the names of all Company Stockholders and the Company Optionholders, and their respective addresses and, if available, tax identification numbers; (b) the number and kind of shares of Company Capital Stock held by, or subject to Company Options held by, such Persons and, in the case of outstanding shares, the respective certificate numbers and vesting status; (c) the calculation of the Cash Per Share Liquidation Preference Amount, the Stock Per Share Liquidation Preference Amount, the Cash Per Share Amount, and the Stock Per Share Amount; (d) the number of shares of Acquiror Common Stock and cash to be allocated to each Company Stockholder pursuant to Section 1.9(a)-(b) hereof; (e) the cash to be allocated to each holder of Vested Company Options pursuant to Section 1.9(c) (f) for each share of Company Capital Stock whether (A) to the knowledge of the Company, it was subject to a valid and timely Section 83(b) election to the extent it was subject to a substantial risk of forfeiture upon issuance and (B) it was the result of an early exercise of an incentive stock option; (g) the number of shares of Acquiror Common Stock and cash to be placed into the Escrow Fund, in the aggregate and on behalf of each Company Indemnifying Party; (h) each Company Indemnifying Party’s Cash Pro Rata Share and Stock Pro Rata Share of the Escrow Fund (expressed as a percentage and based on the interest in the Escrow Fund for each such Company Indemnifying Party compared to all Company Indemnifying Parties); and (i) for each holder of Company Capital Stock and Vested Company Options, the Holdback Pro Rata Share of the Holdback Amount (expressed as a percentage and based on each such holder’s interest in the Holdback Amount).

5.9 Expenses. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated herein (including Transaction Expenses) shall be paid by the party incurring such expense.

5.10 Employees.

(a) With respect to any employee of the Company who receives and accepts in writing an offer of continued employment from Acquiror or the Surviving Corporation and is employed by the Company as of the Effective Time (the “Continuing Employees”), the Company shall assist Acquiror with its efforts to enter into an such letter and, if required by Acquiror, a confidential information and assignment agreement with such employee prior to the Closing Date. With respect to matters described in this Section 5.10, the Company will consult with Acquiror (and will consider in good faith the advice of Acquiror) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquiror), the Company shall terminate the employment of each of those Company employees who (i) have not received an offer of continued employment with Acquiror or the Surviving Corporation prior to the Closing Date or (ii) have declined an offer of continued employment with Acquiror or the Surviving Corporation prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall require such Designated Employees to execute a separation agreement as a condition to the receipt of any severance paid by the Company, and shall cause all Unvested Company Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.

(b) Acquiror shall, or shall cause the Surviving Corporation to, for a period ending on the date that is 12 months following the Effective Time provide for at least the same level of base salary or base hourly wage levels, if applicable, that were provided to such Continuing Employees immediately prior to the Effective Time.

(c) The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances other than Permitted Issuances.

5.11 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (unless Acquiror provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). The Company shall provide Acquiror with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquiror. The Company also shall take such other actions in furtherance of terminating such Company Employee 401(k) Plan(s) as Acquiror may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquiror.

5.12 Acquiror RSUs and Acquiror Restricted Shares. Following the Closing Date, in accordance with Acquiror’s standard equity award policies, (a) each recipient of an Equity Bonus Grant will be awarded the number of Acquiror RSUs set forth on Schedule 5.12(a), and (b) each recipient of a Retention Equity Grant will be awarded the number of Acquiror RSUs (the Equity Bonus Grant and the Retention Equity Grant of Acquiror RSUs together the “Employee RSUs”) or Acquiror Restricted Shares as set forth on Schedule 5.12(b) by the Acquiror’s board of directors. The Employee RSUs and Acquiror Restricted Shares will be subject to all of the terms and conditions set forth in Acquiror’s 2015 Equity Incentive Plan, as of the date of this Agreement, in the recipient’s offer letter (to the extent applicable) with Acquiror and in a restricted stock unit agreement or restricted stock purchase agreement to be entered into between the recipients of such Employee RSUs and Acquiror Restricted Shares and Acquiror, the forms of which are attached hereto as Exhibit C-1 and C-2.

5.13 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquiror a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquiror not later than three Business Days prior to the Closing Date. In the event that Acquiror notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and/or the Spreadsheet, Acquiror and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.8, the Company shall provide to Acquiror, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquiror to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

5.14 Tax Matters. In the event of any conflict between the provisions of this Section 5.14 and any other provision of this Agreement, the provisions of this Section 5.14 shall control.

(a) The Acquiror shall prepare and file or cause to be prepared and filed all Tax Returns of the Company and its Subsidiaries due after the Closing Date. The Company Securityholders and Acquiror acknowledge and agree that (i) any Transaction Expenses resulting from the payment or accrual of an amount on or prior to the Closing Date shall be allocated to the period ending on or prior to the Closing Date and no election shall be made under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. applicable Law) to apply the principles of the “next day rule” to such deductions, and (ii) each of the Company and its Subsidiaries shall properly elect on their respective Tax Returns for the Taxable year including the Closing Date under Revenue Procedure 2011-29 to deduct seventy percent (70%) of any eligible Transaction Expenses that are success-based fees within the meaning of Treasury Regulation §1.263(a)-5(f). The Acquiror shall provide the Indemnifying Parties’ Agent with copies of completed drafts of such income and other material Tax Returns for Taxable Periods ending on or before the Closing Date no later than thirty (30) days prior to the due date for filing thereof (including applicable extensions) for the Indemnifying Parties’ Agent’s review. Acquiror shall not unreasonably refuse to incorporate any comments of the Indemnifying Parties’ Agent on such Pre-Closing Tax Returns.

(b) Acquiror shall provide prompt written notice to the Indemnifying Parties’ Agent of any pending or threatened Tax audit, assessment, examination, litigation or similar proceeding (“Tax Contests”) for which it may be indemnified by the other party hereunder; provided that failure to give such notice shall not limit Acquiror’s rights to indemnification unless the Company Securityholders are actually prejudiced thereby. Acquiror shall control any Tax Contest with respect to the Company or its Subsidiaries; provided, however, for a Tax Contest which is controlled by Acquiror and relates to a Pre-Closing Tax Period, Acquiror shall keep the Indemnifying Parties’ Agent about the status of such Tax Contest and the Acquiror shall not settle or resolve any such Tax Contest without first consulting with the Indemnifying Parties’ Agent and taking into account his reasonable comments on the proposed settlement or resolution of such Tax Contest.

(c) Each of Acquiror, the Indemnifying Parties’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Action with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror, the Company, the Indemnifying Parties’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective Taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(d) The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(e) All transfer, documentary, sale, use, stamp, registration, and other substantially similar Taxes and fees incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne equally one-half by the Acquiror and one-half by the Company Securityholders.

(f) Neither the Acquiror nor the Company or its Subsidiaries shall amend, modify or re-file any Tax Return of the Company or its Subsidiaries previously filed for any Taxable period ending on or prior to the Closing Date, without the Indemnifying Parties’ Agent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such amendment, modification or refiling of such Tax Return is necessary to cause the Company or its Subsidiary’s Tax reporting positions to be consistent with the requirements of applicable Tax law.

5.15 Indemnification of Company Directors and Officers.

(a) If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquiror will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its Subsidiaries to each of their respective present and former directors and officers determined as of immediately prior to the Effective Time (the “D&O Indemnified Parties”) pursuant to indemnification agreements with the Company or any of its Subsidiaries in effect on the Agreement Date and pursuant to the certificate of incorporation, bylaws or other equivalent organizational or governing documents, in each case, in effect on the Agreement Date, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time.

(b) Prior to the Effective Time, the Company shall purchase fully prepaid tail insurance coverage (the “Tail Insurance Coverage”) for the D&O Indemnified Parties, which shall (i) provide the D&O Indemnified Parties with coverage for six years following the Closing Date (ii) cover only those Persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date and only for matters occurring at or prior to the Effective Time and (iii) contain coverage terms comparable to those applicable to the current directors and officers liability insurance of the Company. Following the Closing, the Surviving Corporation shall not (and Acquiror shall cause the Surviving Corporation not to) cancel the Tail Insurance Coverage during its term.

(c) This Section 5.15 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each D&O Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquiror or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise; provided, that such recourse shall first be against the Tail Insurance Coverage until it is exhausted, (iv) shall be binding on all successors and assigns of Acquiror and the Surviving Corporation, as applicable, and shall be enforceable by the D&O Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Party under this Section 5.15 without the written consent of such affected D&O Indemnified Party.

5.16 280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquiror), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquiror, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquiror notification and documentation reasonably satisfactory to Acquiror that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.16.

5.17 Requisite Amendment for Stock Consideration. If, as of the initially contemplated Closing Date, the condition set forth in Section 6.3(g) has not been satisfied, the parties shall each act in good faith to amend the provisions of this Agreement, including the type and form of consideration offered to Unaccredited Investors, such that the issuance of Acquiror Common Stock contemplated hereunder qualifies for a valid exemption from the registration requirements of the Securities Act as a valid private placement under Rule 506 of Regulation D under the Securities Act. If such amendment requires additional approval from the Company Stockholders, the Company shall take commercially reasonable efforts to obtain such approvals.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b) Illegality. No order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no applicable Legal Requirements or order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquiror herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates); provided, that each of the representations and warranties made by the Company set forth in Section 3.1, Section 3.2 and Section 3.3 shall be true and correct in all respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquiror shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquiror at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.4(a).

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to Acquiror.

6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquiror and Merger Sub and may be waived by Acquiror (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or liability to any Person):

(a) Representations, Warranties and Covenants. Each of the representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates); provided, that each of the representations and warranties made by the Company set forth in Section 2.1, Section 2.2 and Section 2.4 shall be true and correct in all respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.4(b).

(c) Injunctions or Restraints on Conduct of Business. No order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquiror’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Action seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other transactions contemplated hereby or prohibiting or limiting the consummation of the transactions contemplated hereby, shall be pending or threatened.

(d) No Actions. No Governmental Entity or other Person shall have commenced or threatened to commence any Action challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other transactions contemplated hereby or seeking to prohibit or limit the exercise by Acquiror of any material right pertaining to ownership of Equity Interests of the Surviving Corporation.

(e) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(f) No Outstanding Securities. Other than shares of Company Capital Stock, Company Options, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(g) Private Placement Exemption. No greater than thirty-five (35) Company Stockholders shall have indicated that they are Unaccredited Investors pursuant to Investment Representation Letters delivered to Acquiror.

(h) Employees.

(i) (A) Each Key Employee shall have signed an Offer Letter, Stock Restriction Agreement and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements and (B) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a release of claims in a form reasonably satisfactory to Acquiror.

(ii) No fewer than 75% of the employees of the Company (excluding the Key Employees from the numerator and denominator) who have received offers of employment from Acquiror or the Surviving Corporation shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become “Continuing Employees” pursuant to the execution of an offer of continued employement, which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreement.

(iii) (A) A contractor agreement shall have been duly executed by each Specified Contractor and each such contractor agreement shall be in full force and effect and (B) the Company shall have provided to Acquiror evidence reasonably satisfactory to Acquiror of the termination of service with the Company of each independent contractor, consultant and/or advisory board member of the Company other than the Specified Contractors effective no later than immediately prior to the Closing.

(i) Maximum Dissenting Shares. No more than 1.5% of the Company Capital Stock immediately prior to the Effective Time shall be Dissenting Shares.

(j) Section 280G Matters. The Company shall have delivered to Acquiror the notification and evidence required by Section 5.16.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a) by mutual written consent duly authorized by the Company Board and the Board of Directors of Acquiror;

(b) by either Acquiror or the Company, by written notice to the other, if the Closing shall not have occurred on or before July 10, 2017 or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquiror or the Company, by written notice to the other, if any order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquiror, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have occurred a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached a material term of Section 5.1 or Section 5.2 or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by the Requisite Stockholders within twelve (12) hours following the execution of this Agreement (provided that any termination right under this clause (iv) shall no longer be available once the Company Stockholder Approval is obtained and the Stockholder Agreement is executed by the Requisite Stockholders); or

(e) by the Company, by written notice to Acquiror, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquiror herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquiror of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured) or (ii) there shall have occurred a Material Adverse Effect with respect to Acquiror.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Article VII, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Section 8.8(b) (Indemnifying Parties’ Agent liability), Article IX (General Provisions) (other than Section 9.1), related definition provisions referenced in Section 1.1, and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any Willful Breach of such party’s representations, warranties or covenants contained herein.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such approval, no amendment shall be made which by law required further approval by such stockholders without such further stockholder approval). To the extent permitted by applicable Legal Requirements, Acquiror and the Indemnifying Parties’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Indemnifying Parties’ Agent.

7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Indemnifying Parties’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

ESCROW FUND AND INDEMNIFICATION

8.1 Escrow Fund. The Escrowed Consideration shall be deposited with Wilmington Trust, N.A. as escrow agent (the “Escrow Agent”) in accordance with Section 1.10, such deposit, together with any interest that may be earned on the Cash Escrow or any interest or dividends or other income earned on the Stock Escrow, to constitute an escrow fund (the “Escrow Fund”), and to be governed by the provisions set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to compensate Acquiror (on behalf of itself or any other Indemnified Party (as such term is defined in Section 8.2 below)) for any Indemnifiable Damages (as such term is defined in Section 8.2 below) pursuant to the indemnification obligations of the Company Stockholders as of immediately prior to the Effective Time (collectively referred to herein as the “Company Indemnifying Parties”) for claims made during the Escrow Period. The Company Indemnifying Parties shall not have the right to vote their shares of Stock Escrow, and shall have no rights to dividends and other income received with respect to the Stock Escrow until such time that the Stock Escrow is released to the Company Indemnifying Parties.

8.2 Indemnification. Subject to the limitations and exceptions set forth in this Article VIII, from and after the Closing the Company Indemnifying Parties shall severally but not jointly (based on their respective Cash Pro Rata Share and Stock Pro Rata Share) indemnify and hold harmless Acquiror and its officers, directors, agents and employees, and each Person, if any, who controls or may control Acquiror within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Party” and collectively as “Indemnified Parties”) from and against any and all losses, liabilities, damages (not including punitive, special or speculative damages except to the extent specifically awarded to third parties), fees, settlement costs, expenses, including out of pocket costs of investigation and defense and reasonable out of pocket fees and expenses of lawyers, experts and other professionals (collectively, “ Indemnifiable Damages”) directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with (a) any failure of any representation or warranty made by the Company in this Agreement (as modified by the Company Disclosure Letter) to be true and correct as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates), (b) any failure of any certification, representation or warranty made by the Company in any certificate delivered to Acquiror pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Acquiror (excluding the Company Closing Financial Certificate and the Spreadsheet), (c) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement, (d) any inaccuracy in the Company Closing Financial Certificate or the Spreadsheet, (e) any payments or issuances made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable or issuable (based on the Deemed Stock Value) pursuant to Section 1.9(a)-(b) upon the exchange of such Dissenting Shares, (f) any matter set forth in Schedule 2.6 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.6 as of the Agreement Date or the Closing, (g) any Fraud by or on behalf of the Company, (h) any claims by any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (i) this Agreement or the transactions contemplated hereby, including the allocation of the Total Cash, Total Acquiror Equity or the Retention Equity Grants or any portion thereof, (ii) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (iii) any Person to the effect that such Person is entitled to any Equity Interest of Acquiror or the Company or any payment in connection with the transactions contemplated hereby other than as specifically set forth on the Spreadsheet (iv) any Person with respect to any Company Option Plan, or (v) any breach or alleged breach of fiduciary duty by a D&O Indemnified Party, (i) any Pre-Closing Taxes not specifically taken into account in the calculation of Net Working Capital, (j) any accounts receivable reflected in the Net Working Capital that are not collected during the Escrow Period, net of any reserves for doubtful accounts with respect to such accounts receivable that are set forth as liabilities in the calculation of Net Working Capital, (k) any matter set forth in Schedule 2.1 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.1 as of the Agreement Date or the Closing, (l) any matter set forth in Schedule 2.9(a) of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.9(a) as of the Agreement Date or the Closing and (m) any matter set forth in Schedule 2.19(i) of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.19(i) as of the Agreement Date or the Closing. Materiality standards or qualifications in any representation, warranty or covenant shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct. Any indemnity payments made under this Agreement shall be treated as purchase price adjustments for federal and state income tax purposes.

8.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Notwithstanding anything to the contrary contained herein, no Indemnified Party may make a claim in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (a) or (b) of Section 8.2 (other than claims arising out of, resulting from or in connection with any failure of any of the Special Representations) unless and until an Officer’s Certificate (together with any other delivered Officers’ Certificates) describing Indemnifiable Damages in an aggregate amount greater than $450,000 (the “Basket”) has been delivered in which case the Indemnified Party may make claims for indemnification and may receive shares of Acquiror Common Stock from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.

(b) Subject to Section 8.4(a), following the Effective Time, recovery for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (a) and (b) of Section 8.2 shall be limited in the aggregate to the amount of the Cash Escrow and the number of shares of Acquiror Common Stock subject to the Stock Escrow (such amounts, the “Cap”) (whether or not recovery is from the Escrow Fund); provided, however, that such limitation shall not apply (i) in the case of Fraud by or on behalf of the Company or (ii) any failure of any of the representations and warranties of (A) the Company in Section 2.1 (Organization, Good Standing, Corporate Power and Qualification), Section 2.2 (Capitalization), Section 2.4(a) (Due Authorization; Noncontravention), or Section 2.16 (Tax Returns and Payments), (B) the Company in any certificate delivered to Acquiror pursuant to this Agreement that are within the scope of those covered by the foregoing Sections identified in clause (A) or (C) of any Person that delivered an Investment Representation Letter in such Investment Representation Letter (collectively, the “Special Representations”) to be true and correct as aforesaid; provided further that the aggregate liability of the Company Indemnifying Parties for any claim based on a failure of the representations and warranties made by the Company in Section 2.8 (Intellectual Property) (or in any certificate delivered to Acquiror pursuant to this Agreement that are within the scope of those covered by such Section) to be true and correct as aforesaid shall be limited to 25% of the aggregate amount of cash and the aggregate number of shares of Acquiror Common Stock payable and issuable, respectively, to the Company Indemnifying Parties pursuant to Section 1.9.

(c) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid and for the matters listed in clauses (c) through (m) of Section 8.2 inclusive (collectively, “Fundamental Claims”), the aggregate liability of the Company Indemnifying Parties shall be limited to the Total Cash and Total Acquiror Equity; provided that the aggregate liability of the Company Indemnifying Parties for any claim made pursuant to Section 8.2(j) shall be limited, without duplication, to (i) in the event that Net Working Capital is greater than $1,221,000 and the amount by which accounts receivable reflected in the Net Working Capital exceeds the actual value of accounts receivable reflected in the Net Working Capital and that is collected during the Escrow Period by less than 10%, the amount of such excess positive Net Working Capital, and (ii) in all other cases, 90% of the amount by which accounts receivable reflected in the Net Working Capital exceeds the actual value of accounts receivable reflected in the Net Working Capital and that is collected during the Escrow Period; provided further that the aggregate liability of the Company Indemnifying Parties for any claim made pursuant to Section 8.2(k), Section 8.2(l) or Section 8.2(m) shall be limited to the Cap, and inclusive of recourse for all other matters for which the Cap applies. Notwithstanding anything to the contrary in this Agreement (subject to the other limitations of this Section 8.3), the total liability of a Company Indemnifying Party for any Indemnifiable Damages shall be limited to the aggregate amount of cash and the aggregate number of shares of Acquiror Common Stock payable and issuable, respectively, to such Company Indemnifying Party pursuant to Section 1.9; provided, that the foregoing limitations of the aggregate liability of the Company Indemnifying Parties shall not apply in the case of Fraud by or on behalf of the Company or such Company Indemnifying Party, for which recourse shall be uncapped in the case of the Company Indemnifying Party(s) committing such Fraud.

(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Party recovers pursuant to Fundamental Claims shall not reduce the amount that an Indemnified Party may recover with respect to claims that are not Fundamental Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Fundamental Claim are first satisfied from setoff against the Holdback Amount and/or the Escrow Fund, the maximum amount recoverable by an Indemnified Party pursuant to a subsequent claim that is not a Fundamental Claim shall continue to be the full dollar value of the Cap irrespective of the fact that such Fundamental Claim was satisfied by recovery against the Holdback Amount and/or the Escrow Fund, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e) No D&O Indemnified Party who is also a Company Indemnifying Party shall have the right of indemnification or contribution from the Company solely with respect to their respective Cash Pro Rata Share and Stock Pro Rata Share of such Indemnifiable Damages in connection with a claim for Indemnifiable Damages under Section 8.2(h)(v).

8.4 Priority; Limitations; Valuation of Stock Escrow.

(a) Except in the case of claims arising out of, resulting from or in connection with Fraud by or on behalf of the Company, recovery by an Indemnified Party for Indemnifiable Damages pursuant to this Article VIII shall be satisfied (i) first on a pro rata basis from any then-unpaid Holdback Amount and the Stock Escrow, (ii) second, on a pro rata basis from the Cash Escrow and the Stock Escrow, (iii) third, on a pro rata basis from the Cash Amount and Stock Amount actually paid to each Company Indemnifying Party and (iv) fourth, from any balance up to the portion of the Cash Amount and Stock Amount paid a Company Indemnifying Party (if one portion is depleted in its entirety prior to the other portion); provided, that claims made against the Stock Escrow and the Stock Amount shall be made against vested stock first, and unvested stock next, based on the applicable vesting as of the time at which the amount is released from escrow for the applicable claim. In the case of claims arising out of, resulting from or in connection with Fraud by or on behalf of the Company, recovery by an Indemnified Party for Indemnifiable Damages pursuant to this Article VIII shall be satisfied on a pro rata basis from the Cash Amount and the Stock Amount.

(b) For the purpose of compensating Acquiror (on behalf of itself or any other Indemnified Party) for any Indemnifiable Damages pursuant to this Agreement, each whole share of Acquiror Common Stock (whether held in the Escrow Fund or otherwise) shall be deemed to have a value equal to the Deemed Stock Value (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to Acquiror Common Stock occurring after the Effective Time).

(c) The amount of any Indemnifiable Damages that are subject to indemnification under this Article VIII shall be calculated net of the amount of any actual recoveries received by an Indemnified Party under any insurance policy or contractual indemnification or contribution provisions; provided, however, that Acquiror shall have no obligation hereunder to seek to obtain or continue to pursue any such recoveries.

8.5 Period for Claims; Other Limitations. The period during which claims for Indemnifiable Damages may be made for the indemnity obligations under this Agreement (the applicable period, the “Claims Period”) shall commence at the Closing and terminate on the date that is fifteen (15) months following the Closing Date (the “Escrow Period”); provided, however, the Claims Period with respect to the Fundamental Claims shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations with respect to such matter (the applicable time period specified in this proviso being the “Subsequent Claim Period”); provided further the Claims Period with respect to any claim made pursuant to Section 8.2(k), Section 8.2(l) or Section 8.2(m), shall be the Escrow Period. Notwithstanding anything contained herein to the contrary, such portion of the Escrow Fund at the conclusion of the Escrow Period as shall be necessary to satisfy any unresolved or unsatisfied claim for Indemnifiable Damages specified in any Officer’s Certificate delivered to the Indemnifying Parties’ Agent prior to expiration of the Escrow Period shall remain in the Escrow Fund until such claim for Indemnifiable Damages has been resolved or satisfied.

8.6 Claims.

(a) On or before the last day of the Escrow Period, Acquiror may deliver to the Escrow Agent and the Indemnifying Parties’ Agent and, following the expiration of the Escrow Period on or before the last day of the Subsequent Claims Period (with respect to Fundamental Claims), Acquiror may deliver to the Indemnifying Parties’ Agent, a certificate signed by any officer of Acquiror (an “Officer’s Certificate”):

(i) stating that an Indemnified Party has incurred, paid, reserved or accrued, or reasonably anticipates that it may incur, pay, reserve or accrue, Indemnifiable Damages;

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Acquiror to be incurred, paid, reserved or accrued); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

No delay in providing such Officer’s Certificate within the Escrow Period or Subsequent Claims Period shall affect an Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Company Indemnifying Parties are materially prejudiced thereby.

(b) At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such Officer’s Certificate shall be delivered to the Indemnifying Parties’ Agent by or on behalf of Acquiror (on behalf of itself or any other Indemnified Party) and for a period of thirty (30) days after such delivery to the Escrow Agent of such Officer’s Certificate, the Escrow Agent shall make no payment pursuant to this Section 8.6 unless the Escrow Agent shall have received written authorization from the Indemnifying Parties’ Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of the Cash Escrow or Stock Escrow from the Escrow Fund to Acquiror in accordance with this Article VIII; provided, however, that no such delivery may be made if and to the extent the Indemnifying Parties’ Agent shall object in a written statement to any claim or claims made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30-day period.

8.7 Resolution of Objections to Claims.

(a) If the Indemnifying Parties’ Agent objects in writing to any claim or claims by Acquiror made in any Officer’s Certificate within such 30-day period set forth in Section 8.6(b), Acquiror and the Indemnifying Parties’ Agent shall attempt in good faith for 45 days after Acquiror’s receipt of such written objection to resolve such objection. If Acquiror and the Indemnifying Parties’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute the Cash Escrow or Stock Escrow from the Escrow Fund in accordance with the terms of such memorandum.

(b) If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquiror or the Indemnifying Parties’ Agent may submit the dispute to mandatory, final and binding arbitration in accordance with Section 9.9 below and the decision of the arbitrator as to the validity and amount of any claim in the relevant Officer’s Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall distribute cash and/or stock, as applicable, from the Escrow Fund in accordance therewith.

(c) For purposes of this Section 8.7, in any arbitration hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, Acquiror shall be deemed to be the non-prevailing party unless the arbitrator awards Acquiror more than one-half (1/2) of the amount in dispute; otherwise, the Company Indemnifying Parties shall be deemed to be the non-prevailing party. The non-prevailing party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative fee of JAMS (“JAMS”) and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the arbitration.

8.8 Indemnifying Parties’ Agent.

(a) The Company Indemnifying Parties agree that Doug Skeen shall be constituted and appointed as the Indemnifying Parties’ Agent. For purposes of this Agreement, the term “Indemnifying Parties’ Agent” shall mean the agent for and on behalf of the Company Indemnifying Parties to: (i) execute, as the Indemnifying Parties’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Merger and the other transactions contemplated by this Agreement, (ii) after the Closing, give and receive notices, instructions and communications to or from Acquiror (on behalf of itself of any other Indemnified Party) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice, instruction or communication shall be given or received by such Company Indemnifying Parties individually); (iii) authorize deliveries to Acquiror of Cash Escrow or Stock Escrow from the Escrow Fund in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Party), including by not objecting to such claims; (iv) object to such claims pursuant to Section 8.6; (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated by this Agreement by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required by any Company Indemnifying Parties or necessary in the judgment of the Indemnifying Parties’ Agent for the accomplishment of the foregoing and all other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by him, solely at the cost and expense of the Company Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Company Indemnifying Parties (other than with respect to the payment and issuance of the Merger Consideration less the Escrowed Consideration) in accordance with the terms hereof and in the manner provided herein, and (ix) take all actions necessary or appropriate in the judgment of the Indemnifying Parties’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as the Indemnifying Parties’ Agent may be removed or replaced from time to time, or if such Person resigns from his position as the Indemnifying Parties’ Agent, then a successor may be appointed, by a vote of the Company Indemnifying Parties holding a majority of the interest in the Escrow Fund (the “Requisite Indemnifying Parties”). No bond shall be required of the Indemnifying Parties’ Agent, and the Indemnifying Parties’ Agent shall receive no compensation for his services.

(b) The Indemnifying Parties’ Agent shall not be liable to any Company Indemnifying Parties for any act done or omitted hereunder or under the Escrow Agreement as the Indemnifying Parties’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel or with the consent of the Requisite Indemnifying Parties shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Indemnifying Parties’ Agent shall not have any fiduciary, agency or other duties to the Company Indemnifying Parties, and his only obligations shall be as expressly set forth in this Agreement and the Escrow Agreement. The Indemnifying Parties’ Agent is serving in such capacity solely for purposes of administrative convenience and is not personally liable for any of the obligations of the Company Indemnifying Parties hereunder, and the Indemnified Parties, Acquiror, Merger Sub, the Surviving Corporation, the Company and the Company Indemnifying Parties agree that they will not look to the assets of the Indemnifying Parties’ Agent for the satisfaction of any obligations of the Company and the Company Indemnifying Parties, or any of them. The Indemnifying Parties’ Agent shall be entitled to retain his own counsel and other professional advisors in connection with the acceptance, performance or administration of the Indemnifying Parties’ Agent’s duties hereunder or under the Escrow Agreement or the exercise of any of the Indemnifying Parties’ Agent’s rights hereunder or under the Escrow Agreement, at the expense of the Company Indemnifying Parties. The Company Indemnifying Parties shall severally, based on their pro rata share of the Escrow Fund (their “Pro Rata Share”), but not jointly indemnify the Indemnifying Parties’ Agent and hold him harmless from and against any loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost or expense (collectively, “Agent Losses”) incurred without gross negligence or willful misconduct on the part of the Indemnifying Parties’ Agent (as determined through final adjudication) and arising out of, resulting from or in connection with the acceptance or administration of his duties hereunder or under the Escrow Agreement, including any out-of-pocket costs and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment incurred by the Indemnifying Parties’ Agent. If not paid directly to the Indemnifying Parties’ Agent by the Company Indemnifying Parties, such Agent Losses may be recovered by the Indemnifying Parties’ Agent from (i) the Expense Fund and (ii) the portion of the Escrow Fund otherwise distributable to the Company Indemnifying Parties (and not distributed or distributable to an Indemnified Party or subject to a pending indemnification claim of an Indemnified Party) after the date that is fifteen (15) months following the Closing Date pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from the Company Indemnifying Parties according to their respective Pro Rata Share of such Agent Losses; provided that while this section allows the Indemnifying Parties’ Agent to be paid from the Expense Fund and the Escrow Fund, it does not relieve the Company Indemnifying Parties from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Indemnifying Parties’ Agent from seeking any remedies available to him at law or otherwise.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Indemnifying Parties’ Agent that is within the scope of the Indemnifying Parties’ Agent’s authority under Section 8.8(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Indemnifying Parties and shall be final, binding and conclusive upon each such Company Indemnifying Party; and each Indemnified Party shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of each and every such Company Indemnifying Party.

(d) In order to facilitate the resolution of any claims for Indemnifiable Damages arising under this Agreement, Acquiror shall, upon reasonable advance written notice, afford the Indemnifying Parties’ Agent and his representatives reasonable access, during normal business hours, to the books and records of the Acquiror and the Company, to the extent relating to such claims for Indemnifiable Damages.

(e) Upon the Closing, the Paying Agent will wire to Indemnifying Parties’ Agent $200,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Indemnifying Parties’ Agent for any third party expenses pursuant to this Agreement and the Escrow Agreement, and for hourly rate charges of $200 per hour payable to the Indemnifying Parties’ Agent for services rendered on behalf of the Indemnifying Parties, if and to the extent more than twenty (20) hours of such services are rendered prior to the distribution of the Expense Fund. The Company Indemnifying Parties will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Indemnifying Parties’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Indemnifying Parties’ Agent will not be liable for any loss of principal of the Expense Fund other than as a result of his gross negligence or willful misconduct. The Indemnifying Parties’ Agent will hold these funds separate from his own funds, will not use these funds for his own personal expenses or any other purposes inconsistent with this Section 8.8 and will not voluntarily make these funds available to his creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following completion of the Indemnifying Parties’ Agent’s responsibilities hereunder, the Indemnifying Parties’ Agent will deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Company Indemnifying Parties on a Cash Pro Rata Share basis. For tax purposes the Expense Fund will be treated as having been received and voluntarily set aside by the Company Indemnifying Parties at the time of Closing.

8.9 Third-Party Claims. In the event that Acquiror becomes aware of a third-party claim which Acquiror in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Party, Acquiror shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by Acquiror in connection with such defense, settlement or resolution (including reasonable attorneys’ fees (other than those of in-house legal counsel), other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquiror may seek indemnification pursuant to a claim made hereunder; provided that no such costs, expenses or fees shall be Indemnifiable Damages if the underlying third-party claim does not give rise to Indemnifiable Damages). The Indemnifying Parties’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party and shall be entitled, at his expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Indemnifying Parties’ Agent in writing (and to the extent by which recourse is limited to Escrow Cash or Escrow Stock, such consent not to be unreasonably withheld, conditioned or delayed), no settlement or resolution of any such claim with any third-party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such claim. In the event that the Indemnifying Parties’ Agent has consented to any such settlement or resolution being determinative of the existence of or amount of Indemnifiable Damages relating to such claim, neither the Indemnifying Parties’ Agent nor the Company Indemnifying Parties shall have any power or authority to object under Section 8.7 or any other provision of this Article VIII to the amount of any claim by or on behalf of any Indemnified Party against the Escrow Fund for indemnity with respect to such settlement or resolution.

8.10 Sole and Exclusive Remedy. After the Closing, this Article VIII shall constitute the sole and exclusive remedy after the Closing for the Indemnified Parties with respect to any claim related to or arising from this Agreement and the transactions contemplated hereby (other than remedies available to Acquiror under a Stock Restriction Agreement, Non-Competition Agreement, Investment Representation Letter or Stockholder Agreement, specific performance, injunctive relief and other equitable remedies, or with respect to a Company Indemnifying Party, claims against such party for Fraud in which such Company Indemnifying Party participates). It is the express intent of the parties that, if an applicable survival period as contemplated by this Agreement is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Article VIII and Section 9.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations and Warranties and Covenants. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates contemplated hereby (and the indemnification obligations of the Company relating thereto) shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until 11:59 p.m. Pacific Time on the date that is fifteen (15) months following the Closing Date (the “Expiration Date”); provided, however, that the Special Representations and in any certificate delivered to Acquiror regarding the Special Representations (and the indemnification obligations of the Company Indemnifying Parties relating thereto) and otherwise in the case of, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations (if later than the expiration of fifteen (15) months following the Closing Date); and provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in an Officer’s Certificate delivered to the Indemnifying Parties’ Agent prior to the expiration of the Claims Period, or with respect to Fundamental Claims, the Subsequent Claims Period, shall be affected by the expiration of such representations and warranties. If the Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates contemplated hereby shall survive until 11:59 p.m. Pacific Time on the date that is fifteen (15) months following the Closing Date. If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant prior to the Closing shall be affected by the expiration of such covenant (subject to the limitations set forth in this Agreement).

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquiror, Merger Sub, to:

Zuora, Inc.

3050 South Delaware Street

Suite 301

San Mateo, CA 94403

Telephone No.: (800) 425-1281

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Attention: Kris S. Withrow

Facsimile No.: (650) 988-8500

Telephone No.: (650) 335-7683

(ii) if to the Company, to:

Leeyo Software, Inc.

2841 Junction Ave.

#201

San Jose, CA 95134

Telephone No.: (408) 988-5800

with a copy (which shall not constitute notice) to:

DLA Piper LLP

2000 University Avenue

East Palo Alto, CA 94303

Attention: Brad Gersich

Facsimile No.: (650) 833-2001

Telephone No.: (650) 833-2074

(iii) If to the Indemnifying Parties’ Agent, to:

Douglas R Skeen

20599 Chanson Way

Reno, NV 89511-9293

Facsimile No.: drskeen@gmail.com

Telephone No.: 949-584-7666

with a copy (which shall not constitute notice) to:

DLA Piper LLP

2000 University Avenue

East Palo Alto, CA 94303

Attention: Brad Gersich

Facsimile No.: (650) 833-2001

Telephone No.: (650) 833-2000

9.3 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

9.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VI is intended to benefit Indemnified Parties) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, Acquiror may assign this Agreement and any of its rights, interests or obligations hereunder, in connection with a merger, acquisition, sale or all or substantially all of its assets or other change in control transaction

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Delaware General Corporation Law, to the extent within the subject matter thereof, and otherwise by laws of the State of California, without reference to such state’s principles of conflicts of law. Subject to Section 9.9(h) and 9.9(i) below, any dispute hereunder (“Dispute”) shall be settled by arbitration in San Mateo County, California, and, except as herein specifically stated, in accordance with the JAMS Streamlined Arbitration Rules and Procedures then in effect (the “JAMS Rules”). The arbitration provisions of this Section 9.9 shall govern over any conflicting rules that may now or hereafter be contained in the JAMS Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute.

(a) Compensation of Arbitrator. Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(b) Selection of Arbitrator. The parties will cooperate with JAMS in promptly selecting from a list of arbitrators who are lawyers familiar with California contract law one (1) arbitrator from the JAMS panel of neutrals; provided, however, that (i) such arbitrator cannot work for a firm then performing services for either party, and (ii) each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish. In the event that the parties cannot agree on an arbitrator within three (3) Business Days after either party’s issuance of a written demand for arbitration, JAMS will select the arbitrator.

(c) Payment of Costs. The Acquiror and the Indemnifying Parties’ Agent (on behalf of the Company Stockholders) will bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will award to the prevailing party, as determined pursuant to Section 8.7(c), all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party.

(d) Burden of Proof. For any Dispute submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

(e) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the award.

(f) Terms of Arbitration. The arbitrator chosen in accordance with the provisions of this Section 9.9 will not have the power to alter, amend or otherwise affect the provisions of this Agreement, including the terms of these arbitration provisions.

(g) Confidentiality. At the request of any party, the mediators, arbitrators, attorneys, parties to the mediation or arbitration, witnesses, experts, court reporters, or other persons present at a mediation or arbitration shall agree in writing to maintain the strict confidentiality of the proceedings.

(h) Emergency Relief. A party may apply either to a court of competent jurisdiction, or to an arbitrator if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim in accordance with this Section 9.9. The appointment of an arbitrator does not preclude a party from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

(i) Exclusive Remedy. Except as specifically otherwise provided herein, arbitration will be the sole and exclusive remedy of the parties for any Dispute arising out of this Agreement.

9.10 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.12 Attorney-Client Privilege. Notwithstanding the Merger, Acquiror and the Company agree that neither the Company nor Acquiror shall have the right to assert the attorney-client privilege as to pre-Closing and post-Closing communications between the Company Indemnifying Parties or the Company (for the Company, only with respect to pre-Closing communications), on one hand, and its counsel, on the other hand, solely to the extent that the privileged communications relate to the negotiation, preparation, execution and delivery of this Agreement or any of the ancillary agreements. The parties agree that only the Indemnifying Parties’ Agent, on behalf of the Company Indemnifying Parties, shall be entitled to assert or waive such attorney-client privilege in connection with such communications following the Closing. The files generated and maintained by counsel to the Company as a result of its representation of the Company in connection with the negotiation, preparation, execution and delivery of this Agreement or any of the ancillary agreements shall be and become the exclusive property of the Indemnifying Parties’ Agent, on behalf of the Company Indemnifying Parties, and shall be segregated from other legal files related to all other elements of its representation of the Company prior to the Closing (which shall become the property of the Surviving Corporation upon consummation of the Closing). The attorney-client privilege may be waived on behalf of the Company Indemnifying Parties only by the Indemnifying Parties’ Agent. All communications other than those described above as exclusively the property of the Indemnifying Parties’ Agent, on behalf of the Company Indemnifying Parties, shall pass to the Surviving Corporation.

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IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company and the Indemnifying Parties’ Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

ZUORA, INC.

By: /s/ Tyler Sloat
Name: Tyler Sloat
Title: Chief Financial Officer

LASER ACQUISITION CORP.

By: /s/ Tyler Sloat
Name: Tyler Sloat
Title: President

LEEYO SOFTWARE, INC.

By: /s/ Jagan Reddy
Name: Jagan Reddy
Title: CEO

DOUG SKEEN, AS INDEMNIFYING PARTIES’ AGENT

By: /s/ Douglas Skeen
Name: Douglas Skeen
Title: Indemnifying Parties Agent

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